Exhibit 2.1

MERGER AGREEMENT

among

nCONTACT SURGICAL, INC.,

ATRICURE, INC.,

PORTAL MERGER SUB, INC.,

SECOND PORTAL MERGER SUB, LLC

and

WRYP STOCKHOLDER SERVICES, LLC,
AS REPRESENTATIVE

dated as of

October 4, 2015

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TABLE OF CONTENTS
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TABLE OF CONTENTS
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Annexes, Exhibits and Schedules:

Annex 1:	Earnout Calculation
Annex 2:	Equityholders’ Prorata Percentage Ownership

Exhibit A:	Form of Second Merger Agreement
Exhibit B:	Form of Certificate of Incorporation of the Initial Surviving Corporation
Exhibit C:	Form of Escrow Agreement
Exhibit D:	Sample Net Working Capital Calculations
Exhibit E:	Form of Letter of Transmittal
Exhibit F:	Form of Lock-Up and Liquidity Agreement
Exhibit G:	Accredited Investor Questionnaire

Schedule 9.1(a)	Accredited Equityholders

MERGER AGREEMENT

This Merger Agreement (this “Agreement”), dated as of October 4, 2015 (the “Agreement Date”), is entered into among nCONTACT SURGICAL, INC., a Delaware corporation (“Company”), ATRICURE, INC., a Delaware corporation (“Parent”), PORTAL MERGER SUB, INC., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), SECOND PORTAL MERGER SUB, LLC, a Delaware limited liability company and wholly-owned Subsidiary of Parent (“Second Merger Sub”) and, solely in its capacity as representative of the Company Equityholders, WRYP Stockholder Services, LLC, a North Carolina limited liability company (the “Representative”).  Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Article 9 hereof.

RECITALS

A.The Board of Directors of Parent, Company and Merger Sub believe it is in the best interests of their respective companies for Company and Merger Sub to combine into a single company through the statutory merger of Merger Sub, a direct wholly-owned subsidiary of Parent, with and into Company, with Company surviving the merger (the “Merger”), upon the terms and conditions set forth in this Agreement;

B.Immediately following the Merger, the Initial Surviving Corporation (as defined in Section 1.1) will merge (the “Second Merger”, and together with the Merger, the “Mergers”) with and into Second Merger Sub in accordance with the terms and conditions of that certain Merger Agreement in the form attached hereto as Exhibit A;

C.In furtherance of the foregoing recitals, the Board of Directors of Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Stockholders;

D.The Board of Directors of Parent and Merger Sub, and Parent, in its capacity as the sole stockholder of Merger Sub and the sole member of Second Merger Sub, have each, upon the terms and subject to the conditions set forth herein, approved and consented to the Mergers, the execution by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL and the DLLCA as well as all other applicable Law;

E.Promptly following the execution of this Agreement, in order to induce Parent and Merger Sub to enter into this Agreement, Company shall use its commercially reasonable efforts to obtain and deliver to Parent an executed Action by Written Consent of the Stockholders adopting this Agreement, executed by Stockholders holding at least (a) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis, and (b) sixty percent (60%) of the outstanding shares of Series D Preferred Stock and Series D-1 Preferred Stock (collectively the “Series D Combined”) voting together as a single class on an as-converted to Company Common Stock basis (the “Required Stockholder Approval”);

F.For federal income Tax purposes, it is intended that the Mergers, taken together, shall qualify as a reorganization under Section 368 of the Code and the Treasury Regulations promulgated thereunder; and

G.The parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE 1.

THE MERGERS

Section 1.1       The Mergers.

(a)On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub will merge with and into Company, and (b) the separate corporate existence of Merger Sub will cease and Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Initial Surviving Corporation”).  As a result of the Merger, the Initial Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

(b)Immediately following the consummation of the Merger, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Initial Surviving Corporation will be merged with and into Second Merger Sub pursuant to the Second Merger Agreement.  Upon consummation of the Second Merger, the separate corporate existence of the Initial Surviving Corporation will cease and Second Merger Sub shall continue as the surviving company (the “Surviving Company”).

(c)At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the Certificate of Merger and as provided by the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, upon the consummation of the Merger, all the property, rights, privileges and powers of Company and the Merger Sub shall vest in the Initial Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of those corporations shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Initial Surviving Corporation, all as provided under the DGCL.

Section 1.2       Closing; Effective Time. The closing of the Merger, the Second Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place through the remote exchange of electronic copies of executed documents (a) on the second (2nd) Business Day following the satisfaction or waiver of the conditions to the Closing set forth in Article 2 below (other than conditions which are to be satisfied or waived on the Closing Date which such conditions shall be satisfied on the Closing Date), or (b) at such other place or such other date as is mutually agreeable to the parties hereto.  The date of the Closing is herein referred to as the “Closing Date.” At the Closing, Merger Sub and Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL.  The Merger shall become effective as of the date and time of such filing or such other time after such filing as Merger Sub and Company shall agree in the Certificate of Merger (the “Effective Time”).  In the event of a conflict between this Agreement and the Certificate of Merger, to the extent permitted by applicable Law, this Agreement shall govern.

Section 1.3       Certificate of Incorporation; Bylaws; Directors and Officers.

(a)At the Effective Time, the certificate of incorporation of the Initial Surviving Corporation shall be amended so as to read in its entirety as set forth in Exhibit B until thereafter changed or amended as provided therein or by applicable Law.

(b)At the Effective Time, the bylaws of the Initial Surviving Corporation shall be the bylaws of Company as in effect immediately prior to the Effective Time, until thereafter changed or amended or repealed as provided therein, in the certificate of incorporation of the Initial Surviving Corporation or by applicable Law.

(c)The individuals set forth on Schedule 1.3(c) shall, from and after the Effective Time, be the directors and officers, respectively, of the Initial Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal or otherwise ceasing to be a director or officer or until their respective successors are duly elected or appointed and qualified.

Section 1.4       Treatment of Company Stock, Options and Warrants.

(a)At the Effective Time, except as otherwise provided in Section 1.4(e) and Section 1.8, each share of Company Preferred Stock outstanding immediately prior to the Effective Time shall be converted, without any action on the part of holders thereof, into the right to receive the applicable Preferred Per Share Merger Consideration, without interest, calculated and distributed in accordance with the Company Charter, as in effect immediately prior to the Effective Time, and as set forth in the Distribution Schedule.  Prior to the Effective Time, in accordance with the Company Charter, the Company Board shall determine in good faith the value, as of the Effective Time, of any component of the Aggregate Merger Consideration that is not to be paid in cash.  For any component of the Aggregate Merger Consideration that is not payable at the Effective Time, and that is not payable in cash, the Company Board shall provide the Representative with instructions as to the manner in which the Representative will determine in good faith, the value of any such component.

(b)At the Effective Time, except as otherwise provided in Section 1.4(e) and Section 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted, without any action on the part of holders thereof, into the right to receive the Common Per Share Merger Consideration, without interest, calculated and distributed in accordance with the Company Charter, as in effect immediately prior to the Effective Time, and as set forth in the Distribution Schedule.

(c)Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each outstanding Option, whether vested or unvested, to be cancelled and extinguished effective as of the Effective Time, and the holder of each such Option, subject to delivery by the holder of such Option to the Company of a written acknowledgement of such cancellation in a form acceptable to Parent, shall have the right to receive, following the Effective Time, an amount of cash, without interest, for each vested share of Company Common Stock subject to an Option equal to (A) the Common Per Share Merger Consideration, minus (B) the per share exercise price for such Option (the “Option Consideration”).  No payment shall be made to the extent that the per share exercise price for such Option exceeds the Common Per Share Merger Consideration.  Thereafter, without impairing the rights of the holders of Options to receive payments to the extent set forth herein, the holders of Options shall, as of the Effective Time, cease to have any further right or entitlement to acquire any Company Common Stock or any shares of capital stock of Parent or the Surviving Corporation under the cancelled Options, and without respect to whether or not any such Option was vested or unvested as of the Effective Time.

(d)Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each outstanding Warrant, whether vested or unvested, to be cancelled and extinguished effective as of the Effective Time, and the holder of each such Warrant, subject to delivery by the holder of such Warrant to the Company of a written acknowledgement of such cancellation in a form acceptable to Parent, shall have the right to receive, following the Effective Time, without interest:

(i)for each share of Series C-1 Preferred Stock subject to a vested Warrant equal to (A) the Series C-1 Liquidation Preference Amount, minus (B) the per share exercise price for such Warrant, plus (C) the Common Per Share Merger Consideration;

(ii)for each share of Series D Preferred Stock subject to a vested Warrant equal to (A) the Series D Liquidation Preference Amount, minus (B) the per share exercise price for such Warrant, plus (C) the Common Per Share Merger Consideration; and

(iii)for each share of Series D-1 Preferred Stock subject to a vested Warrant equal to (A) the Series D-1 Liquidation Preference Amount, minus (B) the per share exercise price for such Warrant, plus (C) the Common Per Share Merger Consideration (together with the amounts set forth under subsections (i), (ii) and (iii) above, the “Warrant Consideration”).

Thereafter, without impairing the rights of the holders of Warrants to receive the payments to the extent set forth herein, the holders of Warrants shall, as of the

Effective Time, cease to have any further right or entitlement to acquire any Company Stock or any shares of capital stock of Parent or the Surviving Corporation under the cancelled Warrants, and without respect to whether or not any such Warrant was vested or unvested as of the Effective Time.

(e)At the Effective Time, each share of Company Stock owned by Company as treasury stock that is issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished without any exchange thereof and without any further action on the part of Company.

(f)At the Effective Time, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Initial Surviving Corporation.

(g)From and after the Effective Time, the holders of certificates evidencing ownership of the shares of Company Stock (“Company Stock Certificates”) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock except as otherwise provided for herein or under applicable Law.

Section 1.5       Surrender and Payment.

(a)Prior to the Effective Time, Parent shall appoint U.S. Bank National Association (the “Paying Agent”) to act as paying agent in connection with the consideration to be paid to the Company Equityholders pursuant to a paying agent agreement among Parent, Representative and Paying Agent in reasonable form and substance (the “Paying Agent Agreement”).  The Paying Agent’s fees and expenses shall be borne equally by Parent and Company Equityholders.

(b)Prior to the Closing Date, Company shall deliver to Parent its good faith estimate of the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”), including reasonable support for its calculation of the Estimated Net Working Capital.  A pro forma calculation of Net Working Capital prepared to reflect the Company’s anticipated Net Working Capital as of October 19, 2015 is attached hereto as Exhibit D, and the Estimated Net Working Capital shall be calculated in accordance with the accounting principles and components set forth on Exhibit D.

(c)As soon as practicable following the date hereof, Company shall, or shall cause the Paying Agent to, send a notice, Letter of Transmittal in the form attached hereto as Exhibit E (the “Letter of Transmittal”) and acknowledgements of cancellation to each Company Equityholder advising such holder of the Mergers and the procedure for surrendering to the Paying Agent such holder’s certificate(s) representing Company Stock or original Options or Warrants (collectively, “Exchange Documentation”) in exchange for the payment of such portion of the Aggregate Merger Consideration (including Option Consideration and Warrant Consideration) to which the Company Equityholders are entitled pursuant to Section 1.4.  Each Company Equityholder, upon proper surrender of Exchange Documentation to the Paying Agent in accordance with the instructions in such notice, shall be entitled to receive, in exchange therefor, the payments required by Section 1.4.  Until properly surrendered, each such Exchange Documentation shall be deemed for all purposes to evidence only the right to receive the payments required by Section 1.4.

(d)Company shall deliver to Parent, at least three (3) Business Days prior to the Closing Date, a distribution schedule (the “Distribution Schedule”), setting forth Company’s calculation of how the Aggregate Merger Consideration shall be allocated among the Company Equityholders, in addition to an electronic copy thereof in Microsoft Excel format.  Parent shall be able to rely on, and shall have no liability to any party to this Agreement or to any Company Equityholder for any payment reflected on, the Distribution Schedule.  The Distribution Schedule shall include:

(i)the name, address (as listed in the corporate record books of Company) and, to the extent provided by such Company Equityholder in the Exchange Documentation, the social security number or tax identification number of each Company Equityholder;

(ii)the Aggregate Liquidation Preference Amount;

(iii)each Company Equityholder’s Fully Diluted Ownership Percentage;

(iv)the Preferred Per Share Merger Consideration for each series of Company Preferred Stock and the Common Per Share Merger Consideration for the Company Common Stock;

(v)the allocation of the Aggregate Merger Consideration among the Company Equityholders, determined in accordance with the Company Charter as in effect as of immediately prior to the Effective Time, including the allocation of any cash consideration and any Parent Shares issuable to each Company Equityholder and the allocation of the Closing Consideration payable to each Company Equityholder;

(vi)the number of shares (separated by class and series) of Company Stock; and

(vii)certificate number(s) for Company Stock.

(e)At the Closing, Parent shall deliver or pay, or shall cause the Surviving Company to deliver or pay, in cash by wire transfer of immediately available funds, the balance of amounts of the Indebtedness identified on the “Indebtedness Pay-Off Schedule” and outstanding Equityholder Transaction Expenses identified on the “Equityholder Transaction Expenses Schedule”, each delivered to Parent by Company at least three (3) Business Days prior to the Closing Date, as follows:

(i)all amounts necessary to fully discharge the then-outstanding balances of the Indebtedness identified on the Indebtedness Pay-Off Schedule shall be paid on behalf of Company to the applicable creditors’ accounts set forth in the Pay-Off Letters or as otherwise advised by such creditors in writing; and

(ii)all amounts necessary to fully discharge the then-outstanding balances of Equityholder Transaction Expenses identified on the Equityholder Transaction Expenses Schedule shall be paid on behalf of Company to the accounts designated by the Persons owed such amounts as set forth on the Equityholder Transaction Expenses Schedule.

(f)Parent shall pay (i) the portion of the Closing Merger Consideration payable to Accredited Equityholders with respect to their Company Stock and Warrants in a number of Parent Shares (rounded up to the nearest share) equal to such portion of the Closing Merger Consideration divided by the Parent Trading Price at Signing, as adjusted by reference to  and determined in accordance with the Company Charter (the “Parent Share Consideration”), (ii) the portion of the Closing Merger Consideration payable to non-Accredited Equityholders with respect to their Company Stock in cash (the “Closing Cash Consideration”), and (iii) the portion of the Closing Merger Consideration consisting of Option Consideration to the Optionholders in cash.  The allocation of the Parent Share Consideration, Closing Cash Consideration and Option Consideration shall be set forth in the Distribution Schedule.

(i)At the Closing, (A) Parent shall deposit the Closing Cash Consideration with the Paying Agent, and (B) through such mechanics as may be required taking into account the requirements of applicable Law and accounting and tax considerations, Parent shall, or shall cause a third party to, deposit with the Paying Agent in electronic or book-entry form, for the benefit of the Accredited Equityholders, evidence of the Parent Share Consideration determined, in each case, based upon the Estimated Net Working Capital.  Promptly after the Effective Time, Parent shall cause the Paying Agent to deliver to each Accredited Equityholder and who has completed and returned the requisite Exchange Documentation to the Paying Agent, together with Company Stock Certificates representing outstanding shares of Company Stock or original copies of Warrants (or an affidavit of lost instrument in form reasonably acceptable to Parent but without any bond), the Parent Share Consideration payable to such Accredited Equityholder, and in any event within three (3) Business Days after return of such documentation to the Paying Agent; provided, however, that Parent shall cause the Paying Agent to deliver the Parent Share Consideration on the Closing Date to each Accredited Equityholder who at least three (3) Business Days prior to the Closing has completed and returned the requisite Exchange Documentation to the Paying Agent, together with Company Stock Certificates representing outstanding shares of Company Stock or original copies of Warrants (or an affidavit of lost instrument in form reasonably acceptable to Parent but without any bond).

(ii)Parent shall cause the Paying Agent to deliver to each Stockholder who is a non-Accredited Equityholder and who has completed and returned the requisite Exchange Documentation to the Paying Agent, together with any applicable Company Stock Certificate (or affidavit of lost stock certificate in form reasonably acceptable to Parent but without any bond), promptly after receipt of such returned Exchange Documentation, but in any event within three (3) Business Days thereafter, a check (or if elected by such Stockholder, a wire transfer) representing that portion of the Closing Cash Consideration to which such Stockholder is entitled.  The delivery of such checks (or wire transfers, as applicable) by the Paying Agent shall be deemed, for all purposes, to have satisfied in full the obligations of Parent to pay the Closing Cash Consideration to such Stockholders and neither Parent nor the Paying Agent shall have any further obligation for such payments.

(iii)On or before the Closing Date, Parent shall deliver or cause to be delivered to the Company’s payroll provider, in trust for the benefit of Optionholders with respect to their Options, the aggregate amount of Option Consideration by wire transfer of immediately available funds.  Promptly after the Effective Time, Parent and the Surviving Company shall cause the payroll provider to pay to each Optionholder who has completed and returned the requisite Exchange Documentation to the Paying Agent, together with original copies of his, her or its Options (or an affidavit of lost instrument in form reasonably acceptable to Parent but without any bond), the Option Consideration payable to such Optionholder, and in any event within three (3) Business Days after return of such documentation to the Paying Agent; provided, however, that Parent and the Surviving Company shall use commercially reasonable efforts to cause the payroll provider to deliver the Option Consideration on the Closing Date to each Optionholder who at least five (5) Business Days prior to the Closing has completed and returned the requisite Exchange Documentation to the Paying Agent, together with original copies of his, her or its Options (or an affidavit of lost instrument in form reasonably acceptable to Parent but without any bond).  Parent will direct the Company’s payroll provider to withhold from the cash payments made with respect to Options held by Optionholders immediately prior to the Effective Time, in lieu of paying the withheld amounts to those holders of Options, all withholding Taxes, if any, related to the amount received by such holder of Options, such amounts to be disbursed as set forth in Section 1.11 below.

(iv)Parent shall not be required to pay any amount of the Closing Cash Consideration, the Parent Share Consideration, the Option Consideration, or any portion of any Earnout Payment to any Company Equityholder until receipt by the Paying Agent from such Company Equityholder of properly completed and executed Letters of Transmittal and the applicable Company Stock Certificate or original copies of Options or Warrants (or an affidavit of lost instrument in form reasonably acceptable to Parent but without any bond (except as may be required by the Paying Agent)).

(g)The Parent Shares pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(2) thereof and/or Regulation D promulgated under the Securities Act  and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom.  Until the resale by the Accredited Equityholders of their Parent Shares has become registered (including pursuant to the Registration Statement) under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Parent Shares issued to the Accredited Equityholders shall be characterized as “restricted securities” under the Securities Act and, if certificated, shall bear the following legend (or if held in book entry form, will be noted with a similar restriction):

“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND THE RESALE OF SUCH SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

SUCH SHARES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT.”

Parent agrees to cooperate in a timely manner with the Company Equityholders holding Registrable Securities to remove any restrictive legends or similar transfer instructions from the Registrable Securities upon the registration of the Registrable Securities or in the event that the Registrable Securities are otherwise transferable pursuant to an exemption from registration otherwise required thereunder.

(h)At the Closing, Parent shall deposit or shall cause the Surviving Company to deposit with U.S. Bank National Association (the “Escrow Agent”) the Escrow Amount into an escrow account (the “Escrow Account”) pursuant to the terms of an Escrow Agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”).  “Escrow Amount” means a number of Parent Shares equal to $7,500,000 divided by the Parent Trading Price at Signing (the “Escrow Shares,” together with all distributions, dividends and payments thereon, the “Escrow Fund”).  After all adjustments and deductions, the remainder of the Escrow Fund shall be allocated pro rata to each Preferred Stockholder and Warrant Holder according to such Preferred Stockholder’s or Warrant Holder’s Proportionate Share as set forth in the Distribution Schedule and Section 7.9 below.  The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes of and in accordance with the terms of this Agreement and the Escrow Agreement.  The adoption of this Agreement and the approval of the Merger by the Company Equityholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the indemnification obligations, placement of the Escrow Amount in escrow and the appointment of the Representative and establishment of the Representative Reserve.  For all United States federal and state and local Tax purposes, the Preferred Stockholders and Warrant Holders shall be treated as the owners of the Escrow Shares (including any distributions, dividends and payments thereon) prior to release of the Escrow Shares (and other amounts) from the Escrow Account and the Representative shall act as an agent for the benefit of the Preferred Stockholders and Warrant Holders with respect to such Escrow Shares (and other amounts) in accordance with this Agreement and the Escrow Agreement.

(i)At the Closing, Parent shall deposit or shall cause the Surviving Company to deposit with the Representative an amount equal to $500,000 (the “Representative Reserve”), which amount shall be used to fund potential expenses of the Representative in carrying out its authorized duties in accordance with Section 8.1 hereof.

(j)At such times and subject to the terms and conditions set forth in Annex 1 hereto, as additional consideration for the Merger, and subject to the setoff rights of Parent Indemnitees pursuant to Article 7 hereof, after the Effective Time, Parent shall make the Earnout Payments to the Company Equityholders in accordance with each Company Equityholders’ Fully Diluted Ownership Percentage.  Any such Earnout Payments, including, without limitation, the Accelerated Payment, shall be payable in cash and Parent Shares, with the allocation between cash and Parent Shares at the discretion of Parent; provided, however, that (1) at least the Minimum Share Consideration shall be paid in Parent Shares, and (2) all amounts payable to Optionholders with respect to their Options shall be paid in cash.

(k)Until surrendered in accordance with this Agreement, each Company Stock Certificate, Option or Warrant shall represent after the Effective Time for all purposes only the right to receive payment as provided in this Agreement.

(l)At any time following the day that is twelve (12) months after the Effective Time, the Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any earnings received with respect thereto) and Parent Shares that had been made available to the Paying Agent with respect to the Closing Merger Consideration and that have not been disbursed to Company Equityholders and thereafter such Company Equityholders shall be entitled to look only to the Parent (subject to abandoned property, escheat or other similar Laws) and only as general creditors thereof with respect to the applicable portion of Closing Merger Consideration payable to them, without interest thereon.

Section 1.6       Purchase Price Adjustment.

(a)As promptly as possible, but in any event within sixty (60) days after the Closing Date, Parent shall deliver to the Representative its calculation of the Net Working Capital as of the Closing Date (the “Closing Date Net Working Capital” and such statement, the “Net Working Capital Statement”).  The Closing Date Net Working Capital shall be calculated in accordance with the accounting principles and components set forth on Exhibit D.  The Net Working Capital Statement shall entirely disregard any of the plans, transactions, or changes which Parent intends to initiate or make or cause to be initiated or made after the Closing with respect to the Surviving Company and its business and assets, and any facts or circumstances that are unique or particular to Parent or any of its assets or liabilities.

(b)Parent shall, and shall cause the Surviving Company to, (i) provide the Representative and its Agents with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Surviving Company to the extent reasonably necessary for their review of the Net Working Capital Statement, and (ii) cooperate with the Representative and its Agents in connection with such review, including providing on a timely basis all other information reasonably requested by the Representative and its Agents that is to be used in connection with the review of the Net Working Capital Statement.  If the Representative has any objections to the Net Working Capital Statement, the Representative shall deliver to Parent a statement setting forth its objections thereto (an “Objections Statement”), which statement shall identify in reasonable detail those items and amounts to which the Representative objects (the “Disputed Items”) and shall include the Representative’s calculation of the amounts in dispute.  If an Objections Statement is not delivered to Parent within thirty (30) days after delivery of the Net Working Capital Statement, the Net Working Capital Statement as prepared by Parent shall be final, binding and non-appealable by the parties.  The Representative and Parent shall negotiate in good faith to resolve the Disputed Items and all such discussions shall (unless otherwise agreed by Parent and the Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Parent, the Representative and Parent shall submit any unresolved Disputed Items (and only such unresolved Disputed Items) to an independent national accounting firm mutually selected by Parent and the Representative (the “Accounting Firm”).  In the event the parties submit any unresolved Disputed Items to the Accounting Firm, each party shall submit a Net Working Capital Statement (which in the case of each party may be a Net Working Capital Statement that, with respect to the unresolved Disputed Items (but not, for the avoidance of doubt, with respect to any other items), is different than the Net Working Capital Statement initially submitted to the Representative, or the Objections Statement delivered to Parent, as applicable) together with such supporting documentation as it deems appropriate, to the Accounting Firm within thirty (30) days after the date on which such unresolved Disputed Items were submitted to the Accounting Firm for resolution.  The Representative and Parent shall use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Accounting Firm receives the Net Working Capital Statements prepared by the Representative and Parent.  In resolving any such dispute, the Accounting Firm may not assign a value to any unresolved Disputed Item greater than the highest amount the Representative or Parent assigns to such Disputed Item in their respective Net Working Capital Statements or less than the lowest amount the Representative or Parent assigns to such Disputed Item in their respective Net Working Capital Statements.  The Representative and Parent shall use their respective commercially reasonable efforts to cause the Accounting Firm to notify them in writing of its resolution of such dispute as soon as practicable.  The Net Working Capital Statement that includes the final determination of the unresolved Disputed Items by the Accounting Firm shall be final, binding and non-appealable by the parties.  Each party shall bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm.  All costs and expenses of the Accounting Firm, if any, shall be paid by Parent and the Representative (on behalf of the Company Equityholders), respectively, in the proportion that the aggregate dollar amount of the spread between the unresolved Disputed Items submitted to the Accounting Firm by such party that are unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of the spread between all unresolved Disputed Items submitted by Parent and Representative.  For example, should the spread between the items in dispute total $1,000 and the Accounting Firm awards $600 in favor of the Representative’s position, 60% of the costs of the Accounting Firm’s review would be borne by Parent and 40% of the costs would be borne by Representative (on behalf of the Company Equityholders).

(c)If the Closing Net Working Capital as finally determined pursuant to Section 1.6(b) (the “Final Net Working Capital”) is greater than the Estimated Net Working Capital by more than $200,000, then, within five (5) Business Days after the determination of the Final Net Working Capital, Parent will pay or will cause the Surviving Company to pay to each Company Equityholder such Company Equityholder’s Fully Diluted Ownership Percentage of the amount in excess of $200,000, less the amount, if any, paid to Company Equityholders at Closing if Estimated Net Working Capital exceeded the Net Working Capital Target by more than $200,000, plus the amount, if any, deducted from payments to Company Equityholders at Closing if Estimated Net Working Capital was less than the Net Working Capital Target by more than $200,000.  Any such amount shall be payable in cash and Parent Shares, with the allocation between cash and Parent Shares at the discretion of Parent; provided, however, that (1) at least the Minimum Share Consideration shall be paid in Parent Shares, and (2) all amounts payable to any non-Accredited Equityholders and to any Optionholders with respect to their Company Shares or Options, respectively, shall be paid in cash.

(d)If the Final Net Working Capital is less than the Estimated Net Working Capital by more than $200,000, then, within five (5) Business Days after the determination of the Final Net

Working Capital, Parent and Representative will jointly instruct the Escrow Agent to pay to Parent the amount in excess of $200,000 plus the amount, if any, paid to Company Equityholders at Closing if Estimated Net Working Capital exceeded the Net Working Capital Target by more than $200,000, less the amount, if any, deducted from payments to Company Equityholders at Closing if Estimated Net Working Capital was less than the Net Working Capital Target by more than $200,000.  Any such amounts shall be paid from the Escrow Account.  Any such payment to Parent shall consist of Parent Shares (valued at the Parent Trading Price at Signing).

(e)All payments required pursuant to Section 1.6(c) and Section 1.6(d) shall be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Parent pursuant to this Agreement (in the case of Parent, in respect of the shares in the Surviving Company held by Parent as a result of the Merger), unless otherwise required by applicable Law.

Section 1.7       Registration Statement.

(a)Parent shall file a shelf registration statement on Form S-3 (including any amendments or supplements, the “Registration Statement”) and the prospectus (including any amendments or supplements, the “Prospectus”) forming part of the Registration Statement in compliance with Rule 415 under the Securities Act covering the resale on a continuous basis of all of the Registrable Securities (as defined below) held by all holders that have adequately and timely provided Parent with all selling shareholder information required under the Securities Act and the rules and regulations promulgated thereunder to be included in the Registration Statement as soon as reasonably practicable after the later of (i) the Closing Date or (ii) the date of completion by the Company’s auditor of its review of the Company’s financial statements for the six  (6) month period ended on June 30, 2015 and Parent’s receipt of the consents of Company’s auditor required pursuant to Section 5.5 hereof (but in no event later than fifteen (15) days following such date). After the Closing Parent and the Company shall mutually cooperate in good faith with respect to the completion of the financial statements referenced in the immediately preceding sentence. The Parent Shares issued as Parent Share Consideration in connection with the Closing as well as any Parent Shares that may be issued in connection with any adjustment pursuant to Section 1.6(c), any indemnification claims pursuant to Article 7 and any Earnout Payments are referred to herein as the “Registrable Securities.”  In connection with the filing of the Registration Statement, Parent shall use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable and to remain effective as provided herein.  Notwithstanding anything herein to the contrary, Parent shall not be required to file a Registration Statement at any time during which the Company financial statements required by Article 3 of Regulation S-X have not been completed and made available to Parent. The number of Registrable Securities shall be determined at the time of Closing, including the maximum number of Parent Shares that may be issued hereunder.  Such maximum number of Registrable Securities shall be reserved for the benefit of the Holders of Registrable Securities and covered by the Registration Statement for the benefit of the Holders of Registrable Securities for the time periods set forth in this Agreement.

(b)Parent shall use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earliest of (i) such time that all Registrable Securities covered by the Registration Statement have been sold thereunder or pursuant to Rule 144 promulgated by the SEC under the Securities Act (“Rule 144”), and (ii) such time that all Registrable Securities covered by such Registration Statement may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for Parent to be in compliance with the current public information requirement under Rule 144 (the “Effectiveness Period”).

(c)Parent shall furnish to each Holder of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, and Prospectus included therein, all exhibits and other documents filed therewith and such other documents as such Holder of Registrable Securities may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder of Registrable Securities.  Parent will (i) keep the Representative advised in writing as to the initiation of the registration and as to the effectiveness thereof, and (ii) give the Representative the reasonable opportunity to review and comment on the Registration Statement, each Prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto.

(d)Parent may require each Holder of Registrable Securities as to which any registration is being effected to furnish Parent with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and regulations promulgated thereunder as Parent may from time to time reasonably request in writing.  Each such Holder of Registrable Securities shall promptly notify Parent in writing of any changes in the information set forth in the Registration Statement after it is prepared regarding the Holder of Registrable Securities.  None of the information supplied (or to be supplied) by or on behalf of any of the Accredited Equityholders for inclusion or incorporation by reference in  the Registration Statement or Prospectus will, at the time the Registration Statement is declared effective under the Securities Act (or with respect to any post-effective amendments or supplements thereto, at the time such post-effective amendments or supplements become effective under the Securities Act), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. For the purposes of this Section 1.7, a “Holder of Registrable Securities” refers solely to a holder of Registrable Securities as of the Closing Date.

(e)Parent may, by two (2) days prior written notice to all the Holders of Registrable Securities (each, a “Blackout Notice”), (i) delay the filing of the Registration Statement or a request for acceleration of the effective date, or (ii) suspend the Registration Statement after effectiveness and require that the Holders of Registrable Securities immediately cease sales of shares pursuant to the Registration Statement, in each case for a period no longer than fourteen (14) calendar days, in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with the Registration Statement would require at that time disclosure of such activity, transaction, preparations or negotiations and such disclosure could result in imminent and material harm to Parent or (B) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading provided, however, that Parent shall only be permitted to avail itself of this right twice in any 12-month period.  If Parent suspends the Registration Statement and requires the Holders of Registrable Securities to cease sales of shares pursuant to this Section 1.7(e), Parent shall, as promptly as reasonably practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and give written notice to all Holders of Registrable Securities authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the Prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised Prospectus with the notice to Holders of Registrable Securities given pursuant to this Section 1.7(e), and the Holders of Registrable Securities shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised Prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders of Registrable Securities and such Holders of Registrable Securities agree to treat and keep the existence of such delay or suspension, as the case may be, confidential.

(f)Parent shall cause all Parent Shares received by Accredited Equityholders to be listed on NASDAQ within one (1) Business Day after (i) the Closing with respect to Parent Shares issued at the Closing, and (ii) the date of issuance with respect to Parent Shares issued in connection with any adjustment pursuant to Section 1.6(c), any indemnification claims pursuant to Article 7 or any Earnout Payments.

(g)Parent shall pay all fees and expenses in connection with compliance with its obligations under this Section 1.7, including all fees and expenses in connection with the filing of the Registration Statement, the registering of the Registrable Securities, fees and expenses of compliance with securities or “blue sky” Laws, transfer agent fees, the maintenance of the effectiveness of the Registration Statement, and the listing of the Parent Shares on NASDAQ, including all registration, filing, qualification, printing, accounting and other fees and expenses except that Parent shall not be responsible for the fees of the representatives of and counsel to, the Accredited Equityholders, including those with respect to any review and preparation of the Registration Statement (all of which shall be included in the Equityholder Transaction Expenses or payable by the Representative out of the Representative Reserve).

(h)Parent shall, and Company shall use commercially reasonable efforts to, cause each Company Equityholder that will receive Parent Shares in connection with the transactions contemplated hereby to enter into a Lock-Up and Liquidity Agreement in substantially the form attached hereto as Exhibit F.

Section 1.8       Treatment of Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Stockholders who have properly demanded appraisal of, or dissenters’ rights with respect to, their shares of Company Stock (“Dissenting Shares”) pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL shall not have such shares converted as provided herein, but instead such Stockholders shall be entitled to such rights (and only such rights) as are granted under Section 262 of the DGCL.  At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and except as otherwise provided by Law, each holder of Dissenting Shares shall cease to have any rights with respect thereto other than the rights granted pursuant to Section 262 of the DGCL.  Notwithstanding the foregoing, if any Stockholder shall fail to validly perfect or shall otherwise waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such Stockholders are not entitled to the relief provided by Section 262 of the DGCL, then the rights of such Stockholders under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time as set forth in Section 1.4(a) or Section 1.4(b), as applicable.  Prior to the Closing, Company shall give Parent prompt written notice of any demands for appraisal or dissenters’ rights with respect to Dissenting Shares (“Appraisal Demands”), and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such Appraisal Demands, and any settlements with respect thereto shall not be entered into without the prior written consent of Representative and Parent (such consents not to be unreasonably conditioned, withheld or delayed).  From and after the Closing, the Representative shall be entitled to assume the defense of any Appraisal Demands, whether such Appraisal Demands were commenced before or after the Closing; provided that Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such Appraisal Demands, and any settlements with respect thereto shall not be entered into without the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed). After the Closing, Parent shall give the Representative prompt written notice of any Appraisal Demands. Any payments to be made in respect of Dissenting Shares shall be made by Parent and/or the Surviving Company.

Section 1.9       No Further Ownership Rights in Company Stock. The consideration paid in accordance with the terms hereof (including the Escrow Fund) shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Stock (including any rights to receive accrued but unpaid dividends or any liquidation preference on Company Stock, if any), and, from and after the Effective Time, the Stockholders shall cease to have any rights with respect to the shares of Company Stock (including any rights to receive any accrued but unpaid dividends or any liquidation preference on such shares, if any) except as otherwise expressly provided for in this Agreement and, if applicable, the Escrow Agreement.  At the Effective Time, the stock transfer books of Company shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Stock.  If, after the Effective Time, Company Stock Certificates are presented to Parent or the Surviving Company for any reason, they shall be canceled and exchanged as provided and in accordance with this Section 1.9.

Section 1.10       Lost Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, and an indemnity, reasonably satisfactory to Parent, the Surviving Company and their Affiliates, against any claim that may be made against any of them with respect to such Company Stock Certificate, but without any bond (except as may be required by the Paying Agent),  Parent or the Surviving Company shall pay, or shall cause the Paying Agent or payroll provider to pay, in exchange for such lost, stolen or destroyed Company Stock Certificate, the applicable Preferred Per Share Merger Consideration or Common Per Share Merger Consideration to be paid in respect of the Company Stock represented by such Company Stock Certificate as contemplated by this Article 1.

Section 1.11       Withholding. Parent, Merger Sub, the Surviving Company, the Escrow Agent, the Paying Agent, the Representative and the Company’s payroll provider (as applicable)

shall be entitled to deduct and withhold from the amounts payable under this Agreement such amounts as may be required to be deducted and withheld under the Code, and any other applicable Tax Laws, that are set forth on the Distribution Schedule or that the Parent is entitled to withhold as set forth in the instructions in the Exchange Documentation.  Any such withheld amount shall be timely paid over to the appropriate Governmental Authority and treated as though it had been paid to the Person in respect of which such withholding was required.

Section 1.12       Interest; No Liability. All payments made pursuant to this Article 1, whether at the Closing or afterwards, shall be without interest.  None of Parent, Merger Sub or the Surviving Company shall be liable to any Person in respect of any cash or securities delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.13       Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement shall be equitably adjusted to reflect such change.

Section 1.14       Tax Treatment. It is intended by the parties hereto that the Mergers constitute a reorganization within the meaning of Section 368(a) of the Code.  Each of the parties hereto adopts this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.  Both prior to and after the Closing, each party’s books and records shall be maintained, and all federal, state and local income Tax Returns and schedules thereto of the parties hereto shall be filed, in a manner consistent with the Mergers’ being qualified as a merger under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local laws), except to the extent the Mergers are determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a).

ARTICLE 2.

CONDITIONS TO MERGERS

Section 2.1       Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions:

(a)no court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law or order (whether or not temporary or final and non-appealable, and that has not been vacated, withdrawn or overturned), restraining, enjoining or otherwise prohibiting the Merger;

(b)this Agreement shall not have been terminated in accordance with Article 6;

(c)the Required Stockholder Approval shall have been attained; and

(d)there shall be no Action pending against Parent, Merger Sub or Company or any of their respective Affiliates by any Governmental Authority in which such Governmental Authority is (i) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of, or to have rescinded, the Merger; or (ii) seeking to impose any criminal sanctions on Parent, Merger Sub or Company in connection with the Merger.

Section 2.2       Conditions to Parent’s, Merger Sub’s and Second Merger Sub’s Obligations. The obligation of Parent, Merger Sub and Second Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver of the following conditions as of the Closing Date:

(a)each of the representations and warranties of Company contained in Article 3 that is (i) qualified as, to, or by Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or will not have a Material Adverse Effect;

(b)Company shall have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c)from the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company;

(d)holders of no more than three percent (3.0%) of the aggregate outstanding Company Common Stock and Company Preferred Stock (calculated on an as-converted to Company Common Stock basis) as of the Effective Time will have elected to exercise (and will not have withdrawn or otherwise lost their ability to seek) dissenters’, appraisal or similar rights under Delaware law with respect to such shares;

(e)each Employment Agreement shall continue to be in full force and effect;

(f)with respect to any payment of cash, stock or otherwise that constitutes a “parachute payment” pursuant to Section 280G of the Code, the Stockholders shall have (i) approved pursuant to a method provided for in the regulations promulgated under Section 280G of the Code any such “parachute payments” (the “280G Approval”) or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be made or provided for in any manner;

(g)Parent has received the opinion of the Parent Financial Advisor to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the transactions contemplated herein are fair, from a financial point of view, to Parent, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified;

(h)Company will have delivered to Parent each of the following:

(i)a certificate of Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a) and (b) above as they relate to Company have been satisfied;

(ii)a copy of the Escrow Agreement, duly executed by the Representative;

(iii)a copy of the Paying Agent Agreement duly executed by the Representative;

(iv)payoff letters in a form reasonably satisfactory to Parent, with respect to the payoff amounts of the Indebtedness identified on the Indebtedness Pay-Off Schedule (the “Pay-Off Letters”);

(v)a certificate conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3);

(vi)certified copies of the resolutions duly adopted by the Company Board authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(vii)(A) a certified copy of the Company Charter and (B) a certificate of good standing from the Secretary of State of the State of Delaware dated within five (5) Business Days of the Closing Date;

(viii)the resignations, effective as of the Closing, from the Board of Directors of Company of each director so designated in writing by Parent not less than five (5) Business Days prior to the Closing;

(ix)the consents listed on Section 2.2(h)(x) of the Company Disclosure Schedules in form and substance reasonably satisfactory to Parent;

(x)an updated Distribution Schedule, including any update to show the actual number of Parent Shares to be issued under Section 1.4 based on the actual Parent Trading Price at Signing; and

(xi)an electronic copy, on one or more DVDs or other electronic storage devices, containing the true, correct and complete contents of the Dataroom, which shall be delivered promptly after the Closing.

Section 2.3       Conditions to Company’s Obligations. The obligations of Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions as of the Closing Date:

(a)each of the representations and warranties of Parent contained in Article 4 that is (i) qualified as, to, or by Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or will not have a Material Adverse Effect on Parent’s or Merger Sub’s ability to perform the transactions contemplated hereby;

(b)each of Parent and Merger Sub shall have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c)from the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Parent;

(d)Parent shall have delivered to Company each of the following:

(i)a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a) and (b) hereof have been satisfied;

(ii)a copy of the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(iii)a copy of the Paying Agent Agreement duly executed by Parent and the Paying Agent;

(iv)certified copies of the resolutions duly adopted by Parent’s Board of Directors and Merger Sub’s sole Stockholder and Board of Directors authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

(v)(A) a certified copy of the certificate of incorporation and bylaws of Merger Sub and (B) a certificate of good standing or equivalent certificate from the jurisdictions in which Parent and Merger Sub are incorporated, in each case, dated within five (5) Business Days of the Closing Date.

Section 2.4       Waiver of Conditions. All conditions to the Closing will be deemed to have been satisfied or waived from and after the Closing.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the correspondingly numbered Section of the Company Disclosure Schedules, Company represents and warrants to Parent and Merger Sub that the statements contained in this Article 3 are true and correct as of the date hereof.  Any information, qualifications or disclosure in one section of the Company Disclosure Schedule shall be deemed to have been disclosed in all other sections of the Company Disclosure Schedule to the extent the relevance of such information, qualification or disclosure is readily apparent from the text of such disclosure and the corresponding Section of this Article 3, notwithstanding the omission of an appropriate cross-reference to such other section.

Section 3.1       Organization and Qualification of Company. Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.  Section 3.1 of the Company Disclosure Schedules sets forth each jurisdiction in which Company is licensed or qualified to do business, and Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

Section 3.2       Authorization.

(a)Company has full corporate power and authority to enter into this Agreement and the Escrow Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Company of this Agreement and the Escrow Agreement, the performance by Company of its obligations hereunder and thereunder and the consummation by Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Company.  This Agreement has been duly executed and delivered by Company, and this Agreement constitutes, and the Escrow Agreement when duly executed and delivered by Company will constitute (assuming the due authorization, execution and delivery the other parties hereto and thereto) legal, valid and binding obligations of Company enforceable against Company in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and (ii) general principles of equity that restrict the availability of equitable remedies.

(b)The Company Board, at a meeting duly called and held at which all directors of Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that this Agreement be submitted to the Stockholders for adoption and approval and (iv) resolving to recommend that the Stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Mergers, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c)The Required Stockholder Approval and the 280G Approval are the only approvals of the holders of any class or series of Company’s capital stock or other securities required in connection with the consummation of the Merger.  No vote of the holders of any class or series of Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Company other than the Merger.

Section 3.3       Capitalization.

(a)The authorized capital stock of Company consists of 21,416,284 shares of Company Common Stock, 2,755,372 shares of Series A Preferred Stock, 2,619,080 shares of Series B Preferred Stock, 2,282,981 shares of Series C Preferred Stock, 1,289,210 shares of Series C-1 Preferred Stock, 4,464,726 shares of Series D Preferred Stock, and 3,491,620 shares of Series D-1 Preferred Stock.  The respective rights, restrictions, privileges and preferences of Company Preferred Stock are as stated in the Company Charter.  Each share of Company Preferred Stock is presently convertible into Company Common Stock on the basis set forth in the Company Charter and the consummation of the transactions contemplated hereby will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of Company Preferred Stock.  All of the shares of Company Common Stock that may be issued upon conversion of Company Preferred Stock or pursuant to the exercise of outstanding Options and all of the shares of Company Preferred Stock that may be issued pursuant to the exercise of outstanding Warrants will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

(b)The Distribution Schedule sets forth a true and complete summary of the outstanding Company Stock, Options and Warrants, including (i) the owners of record thereof and their respective ownership amounts and, with respect to shares of Company Stock, the class and series of Company Stock, (ii) with respect to each owner of Company Preferred Stock, the number of shares of Company Common Stock into which such owner’s Company Preferred Stock may be converted, and (iii) with respect to each Option and Warrant, the date of grant or issuance, the exercise price, the number and type of shares issuable upon exercise.

(c)All of the outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid, non-assessable and, except as set forth on Section 3.3(c) of the Company Disclosure Schedules, free of preemptive or similar rights.  All of the issued and outstanding shares of Company Stock were issued in compliance with all applicable state and federal Laws concerning the issuance of securities.  Except as set forth on the Distribution Schedule, Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Company.  Except as set forth on the Distribution Schedule, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Company, (ii) securities convertible or exchangeable into capital stock of Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Company or (v) bonds, debentures, notes or other indebtedness of Company having the right to vote on any matters on which stockholders of Company may vote.

(d)The Distribution Schedule will accurately, which accuracy includes the allocation of the Merger Consideration as provided for therein being compliant with the Company Charter and the DGCL, set forth the amount of Aggregate Merger Consideration each Company Equityholder is entitled to be paid on such Company Equityholder’s Company Stock, Options and Warrants in accordance with the provisions of Article 1.

(e)All of the outstanding Options and Warrants have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Company Stock Plans and applicable Laws.

(f)To the Company’s Knowledge, each Accredited Stockholder is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

Section 3.4       Subsidiaries. Section 3.4 of the Company Disclosure Schedules lists each of the Subsidiaries of Company as of the date hereof and its place of organization and sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by Company, (x) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof and (y) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Company that is owned directly or indirectly by Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Encumbrances, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Encumbrances (x) imposed by applicable securities Laws or (y) arising pursuant to the certificate of incorporation, by-laws or similar organizational documents of any non-wholly-owned Subsidiary of Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 3.5       No Conflicts; Consents. The execution, delivery and performance by Company of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (a) conflict with or result in a violation or breach of, or default under, any provision of the Company Charter or the by-laws or other organizational documents of Company; (b) conflict with or result in a violation or breach in any material respect of any provision of any Law or Governmental Order applicable to Company; (c) except as set forth in Section 3.5 of the Company Disclosure Schedules, require the consent, notice or other action by any Person under, or to the Knowledge of Company, (i) conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or (ii) result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Material Contract or any material Permit affecting the properties, assets or business of Company; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any material properties or assets of Company.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Company in connection with the execution and delivery of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 3.6       Financial Statements.  Complete copies of Company’s audited financial statements consisting of the balance sheet of Company as at December 31 in each of the years 2012, 2013 and 2014 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of Company as at August 31, 2015 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the eight (8) month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Parent.  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes.  The Financial Statements are based on the books and records of Company, and fairly present in all material respects the financial condition of Company as of the respective dates they were prepared and the results of the operations of Company for the periods indicated, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes.  The balance sheet of Company as of December 31, 2014 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of Company as of August 31, 2015 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.  Except as set forth on Section 3.6 of the Company Disclosure Schedules, Company maintains a standard system of accounting established and administered in accordance with GAAP.

Section 3.7       Undisclosed Liabilities. Company has no Liabilities that would be required to be disclosed, set forth or reserved against on a balance sheet of Company prepared in accordance with GAAP except (a) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date, (b) Liabilities incurred in connection with the transactions contemplated hereby and that are included in the Equityholder Transaction Expenses, (c) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and (d) Liabilities set forth on Section 3.7 of the Company Disclosure Schedules.

Section 3.8       Absence of Certain Changes, Events and Conditions. Except as set forth on Section 3.8 of the Company Disclosure Schedules or in accordance with Section 5.1(b) hereof,

since the Interim Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to Company, any:

(a)event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company;

(b)an amendment of the Company Charter or the by-laws or other organizational documents of Company;

(c)split, combination or reclassification of any shares of its capital stock;

(d)issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e)declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f)material change in any method of accounting or accounting practice of Company except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g)material change in Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h)entry into any Contract that would constitute a Material Contract;

(i)incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(j)transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements other than in each case in the ordinary course of business consistent with past practice;

(k)transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Intellectual Property other than, in each case, in connection with a sale of Products in the ordinary course of business consistent with past practice;

(l)damage, destruction or loss (whether or not covered by insurance) to its property having a replacement cost in excess of Fifty Thousand Dollars ($50,000);

(m)any capital investment in, or any loan to, any other Person;

(n)acceleration, termination, material modification to or cancellation of any Material Contract to which Company is a party or by which it is bound;

(o)any capital expenditures in excess of Fifty Thousand Dollars ($50,000) individually or One Hundred Fifty Thousand Dollars ($150,000) in the aggregate;

(p)imposition of any material Encumbrance upon any of Company properties, capital stock or assets, tangible or intangible other than Permitted Encumbrances;

(q)(i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee with an annual salary in excess of $100,000, or any termination of any employees for which the costs and expenses of such termination exceeded $25,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any employee, officer, director, independent contractor or consultant;

(r)adoption, modification or termination of any:  (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) material Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(s)any loan to (or forgiveness of any loan to) any of its stockholders, directors, officers and employees other than the advancement of expenses in the ordinary course of business consistent with past practice;

(t)entry into a new line of business or abandonment or discontinuance of existing lines of business;

(u)adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(v)acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(w)except for Tax filings and positions in accordance with the Company’s prior custom and practice, action by Company to make, change or rescind any material Tax election, amend any Tax Return, or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent in respect of any Post-Closing Tax Period; or

(x)any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.9       Material Contracts.

(a)Section 3.9(a) of the Company Disclosure Schedules lists each of the following Contracts of Company (such Contracts, together with all Contracts concerning the occupancy,

management or operation of any Real Property (including without limitation, brokerage contracts) listed or otherwise disclosed in Section 3.10(b) of the Company Disclosure Schedules and all Contracts relating to Intellectual Property set forth in Section 3.12(d) and Section 3.12(f) of the Company Disclosure Schedules, being “Material Contracts”):

(i)each Contract of Company involving aggregate consideration for the year ended December 31, 2014 in excess of $25,000 and which, in each case, cannot be cancelled by Company without penalty or without more than ninety (90) days’ notice;

(ii)all Contracts that require Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii)all Contracts that provide for the indemnification by Company of any Person or the assumption of any Tax, environmental or other Liability of any Person other than Contracts entered into in the ordinary course of business, the principal purpose of which is not the assumption of Taxes or environmental or other Liabilities of any Person;

(iv)all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v)all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which Company is a party involving payments by Company in excess of $100,000 for the year ended December 31, 2014;

(vi)all employment agreements, and Contracts with independent contractors or consultants (or similar arrangements) to which Company is a party involving annual consideration in excess of $100,000, and which, in each case, are not cancellable without material penalty or without more than ninety (90) days’ notice;

(vii)except for Contracts relating to trade receivables, all Contracts relating to indebtedness for borrowed money (including, without limitation, guarantees of such indebtedness) of Company;

(viii)all Contracts with any Governmental Authority to which Company is a party;

(ix)all Contracts that limit or purport to limit the ability of Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x)all Contracts with “most favored nation” or “most favored customer” provisions;

(xi)all Contracts with rebate, “pay for performance” or “pay for results” provisions;

(xii)any Contracts to which Company is a party that provide for any joint venture, partnership or similar arrangement by Company;

(xiii)all Contracts between or among Company on the one hand and Company or any Affiliate of Company (other than Company) on the other hand;

(xiv)all collective bargaining agreements or Contracts with any Union to which Company is a party; and

(xv)any other Contract that is material to Company and not previously disclosed pursuant to this Section 3.9.

(b)Each Material Contract is valid and binding on Company in accordance with its terms and is in full force and effect.  Neither Company nor, to Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged in writing to be in breach of or default under), in each case in any material respects, or has provided or received any notice of any intention to terminate, any Material Contract.  To Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any material benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Parent.

Section 3.10       Title to Assets; Real Property.

(a)Company has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Audited Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date or as set forth in Section 3.8 of the Company Disclosure Schedules.  All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and, with respect to any such material Taxes, for which there are adequate accruals or reserves on the Balance Sheet;

(ii)mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of Company;

(iii)easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which are not, individually or in the aggregate, material to the business of Company;

(iv)other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice;

(v)liens in favor of customs and revenue authorities arising as a matter of Law to secure payments of customs duties in connection with the importation of goods;

(vi)any Encumbrances against the interest of the landlord or sublandlord of any leased Real Property that are not caused by Company and do not adversely affect Company’s leasehold interest in, or Company’s use of, such leased Real Property or otherwise impair Company’s business operations at or relating to such leased Real Property;

(vii)such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; or

(viii)pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation.

(b)Section 3.10(b) of the Company Disclosure Schedules lists the street address of each parcel of Real Property and the current use of such property.  Company does not own any Real Property. With respect to leased Real Property, Company has delivered or made available to Parent true, complete and correct copies of any leases affecting the Real Property.  Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property.  The Company’s use and operation of the Real Property in the conduct of Company’s business does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.  To the Company’s Knowledge, (i) no  material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than Company; and (ii) there are no Actions pending or threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 3.11       Condition and Sufficiency of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of Company are structurally sound, are in good operating condition and repair in all material respects, and are materially adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.  The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles, and other items of tangible personal property currently owned or leased by Company, together with all other properties and assets of Company, are sufficient for the continued conduct of Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary in all material respects to conduct the business of the Company as currently conducted.

Section 3.12       Intellectual Property.

(a)“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, including such property that is owned by Company (“Company Intellectual Property”) and that in which Company holds exclusive or non-exclusive rights or interests granted by license from other Persons (“Licensed Intellectual Property”):

(i)trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered or unregistered, and all registrations and applications for registration of such trademarks, including intent-to-use applications, all issuances, extensions and renewals of such registrations and applications and the goodwill connected with the use of and symbolized by any of the foregoing;

(ii)internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority;

(iii)original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications;

(iv)confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and

(v)patented and patentable designs and inventions, all design, plant and utility patents and applications, letters patent, utility models, inventor’s certificates, and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications, including the right to claim priority to such patents and applications, and the right to file such patents and applications under the Patent Laws of the United States, the International Convention for the Protection of Industrial Property, or any other international agreement or the domestic laws of the country in which any such application is filed.

(b)Section 3.12(b) of the Company Disclosure Schedules lists all Company Intellectual Property that is either (i) subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing; or (ii) material to the conduct of the Company’s current business or operations.  All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are in good standing.  Company has provided Parent with true and complete copies of file histories, documents, certificates, office actions, correspondence and other material documents related to all Intellectual Property Registrations.

(c)Except as set forth in Section 3.12(c) of the Company Disclosure Schedules, Company owns, exclusively or jointly with other Persons, all right, title and interest in and to Company Intellectual Property material to the conduct of its business or operations as currently conducted, free and clear of Encumbrances.  Without limiting the generality of the foregoing, Company has entered into binding, written agreements with every current and former employee of Company, and with every current and former independent contractor, whereby such employees and independent contractors (i) assign to Company any ownership interest and right they may have in Company Intellectual Property; and (ii) acknowledge Company’s exclusive ownership of all Company Intellectual Property.  Company has provided Parent with true and complete copies of all such agreements.  Company is in compliance with all legal requirements applicable to Company Intellectual Property and Company’s ownership and use thereof except in any such case where such failure to be in compliance would not reasonably be expected to have a Material Adverse Effect with respect to Company.

(d)Section 3.12(d) of the Company Disclosure Schedules lists all licenses, sublicenses and other agreements, excluding non-exclusive licenses to unmodified commercially available software agreements and other agreements entered into in the ordinary course of business, whereby Company is granted rights, interests and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in or, in Company’s reasonable judgment, necessary for Company’s current business or operations.  Company has provided Parent with true and complete copies of all such agreements.  All such agreements are valid, binding and enforceable between Company and the other parties thereto, and Company and, such other parties are in compliance with the material terms and conditions of such agreements.

(e)To Company’s Knowledge, the making, using, offering for sale, or selling of any process, machine, article of manufacture, or composition of matter, including the Products, in each case that is protected by the Company Intellectual Property and the Licensed Intellectual Property owned, exclusively licensed or used by Company, to the extent such actions are performed by or on behalf of Company in its conduct of its business as currently conducted, does not infringe, violate or misappropriate the Intellectual Property of any Person other than Company.  Except as set forth in Section 3.12(e) of the Company Disclosure Schedules, Company has not received any communication, and no Action has been settled or, to Company’s Knowledge, been instituted or threatened that alleges any such infringement, violation or misappropriation, and none of Company Intellectual Property are subject to any outstanding Governmental Order.

(f)Section 3.12(f) of the Company Disclosure Schedules lists all licenses, sublicenses and other agreements pursuant to which Company grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property, other than such licenses, sublicenses or agreements entered into in the ordinary course of business.  Company has provided Parent with true and complete copies of all such agreements.  All such agreements are valid, binding and enforceable between Company and the other parties thereto, and Company and, to Company’s Knowledge, such other parties are in compliance with the material terms and conditions of such agreements.  Except as set forth in Section 3.12(f) of the Company Disclosure

Schedules, to Company’s Knowledge, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Company Intellectual Property.

Section 3.13       Inventory. All inventory of Company reflected in the Interim Balance Sheet consists of a quality and quantity usable and/or salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been or will be, as applicable, written off or written down to fair market value or for which adequate reserves have been established in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Audited Financial Statements.  Except as set forth in Section 3.13 of the Company Disclosure Schedule, all such inventory is owned by Company free and clear of all Encumbrances other than Permitted Encumbrances, and no inventory is held on a consignment basis.

Section 3.14       Accounts Receivable.  The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company, are collectible in full, less Fifty Thousand Dollars ($50,000),  within one hundred eighty (180) days after billing.  The reserve for bad debts and provisions for cash discounts and returns shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 3.15       Customers and Suppliers.

(a)Section 3.15(a) of the Company Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to Company for goods or services rendered in an amount greater than or equal to $100,000 for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods.  Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with Company.

(b)Section 3.15(b) of the Company Disclosure Schedules sets forth (i) each supplier to whom Company has paid consideration for goods or services rendered in an amount greater than or equal to $100,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods.  The Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to Company or to otherwise terminate or materially reduce its relationship with Company.

Section 3.16       Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a true and complete list, as of the Agreement Date, of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, representations and warranties, fiduciary liability and other casualty and property insurance maintained by Company or its Affiliates and relating to the assets, business, operations, employees, officers and directors of Company (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Parent.  Such Insurance Policies are in full force and effect.  Neither Company nor any of its Affiliates has received within the past year any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies.  All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy.  All such Insurance Policies have not been subject to any lapse in coverage.  Except as set forth on Section 3.16 of the Company Disclosure Schedules, there are no claims related to the business of Company pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.  None of Company or any of its Affiliates is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.  The Insurance Policies are sufficient for compliance with all applicable Laws and Material Contracts to which Company is a party or by which it is bound.

Section 3.17       Legal Proceedings; Governmental Orders.

(a)Except as set forth in Section 3.17(a) of the Company Disclosure Schedules, there are no Actions pending or, to Company’s Knowledge, threatened (a) against or by Company affecting any of its properties or assets (or by or against Company or any Affiliate thereof and relating to Company); or (b) against or by Company, or any Affiliate of Company that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To Company’s Knowledge, no event has occurred or circumstances exist that may give rise to or serve as a basis for any such Action.

(b)Except as set forth in Section 3.17(b) of the Company Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or directly affecting Company or any of its properties or assets.  Company is in compliance with the terms of each Governmental Order set forth in Section 3.17(b) of the Company Disclosure Schedules.  To Company’s Knowledge, no event has occurred or circumstances exist that may give rise to or serve as a basis for any such Governmental Order.

Section 3.18       Compliance With Laws; Permits.

(a)Except as set forth in Section 3.18(a) of the Company Disclosure Schedules, Company has complied for the past three (3) years, and is now complying, in all material respects with all Laws applicable to it or its business, properties or assets.

(b)All material Permits required for Company to conduct its business have been obtained by it and are valid and in full force and effect.  All fees and charges with respect to such Permits as of the date hereof have been paid in full.  Section 3.18(b) of the Company Disclosure

Schedules lists all current material Permits issued to Company, including the names of the Permits and their respective dates of issuance and expiration. To Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.18(b) of the Disclosure Schedules.

Section 3.19       Environmental Matters.

(a)Company is currently, and has been, in material compliance with all Environmental Laws and has not, and Company has not, received from any Person any:  (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 3.19(b) of the Company Disclosure Schedules) necessary for the operation of its business and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Company through the Closing Date in accordance with Environmental Law.  With respect to any such Environmental Permits, Company will use commercially reasonable efforts to facilitate the transferability of the same, and Company has not received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of any such Environmental Permit.

(c)To the Knowledge of Company, no real property currently or formerly owned, operated or leased by Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)To the Knowledge of Company, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of Company or any real property currently or formerly owned, operated or leased by Company.  Company has not received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Company.

(e)Section 3.19(e) of the Company Disclosure Schedules contains a complete and accurate list of all aboveground or active underground storage tanks owned or operated by Company.  To the Knowledge of Company, there are no abandoned underground tanks on its leased Real Property.

(f)Section 3.19(f) of the Company Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Company and any predecessors as to which Company may retain liability, and, to the Knowledge of Company, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.  Company has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Company.

(g)Company has provided or otherwise made available to Parent and listed in Section 3.19(g) of the Company Disclosure Schedules:  (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of Company or any currently or formerly owned, operated or leased real property which are in the possession or control of Company related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(h)Notwithstanding anything in this Agreement to the contrary, the representations and warranties in Sections 3.19(a) through 3.19(g) above contain Company’s sole representations and warranties with respect to the compliance of Company or its business, properties or assets with Environmental Laws or Permits, the presence of or liability for Hazardous Materials, or the existence of Environmental Claims.

Section 3.20       Employee Benefit Matters.

(a)Section 3.20(a) of the Company Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, compensation, profit-sharing, deferred compensation, incentive, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not Tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by Company or an ERISA Affiliate for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of Company or an ERISA Affiliate or any spouse or dependent of such individual, or under which Company or an ERISA Affiliate has or may have any Liability, or with respect to which Parent or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise other than offer letters entered into in the ordinary course (as listed on Section 3.20(a) of the Company Disclosure Schedules, each, a “Benefit Plan”).

(b)With respect to each Benefit Plan, Company has made available to Parent accurate, current and complete copies of each of the following:  (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications

(or a description of any oral communications) relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, a copy of the most recently filed Form 5500, with schedules attached; (vii) actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; and (viii) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor or Pension Benefit Guaranty Corporation relating to the Benefit Plan.

(c)Except as set forth in Section 3.20(c) of the Company Disclosure Schedules, each Benefit Plan (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in accordance with its terms and in material compliance with all applicable Laws (including ERISA and the Code).  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that would reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable, nor has such revocation or unavailability been threatened.  Nothing has occurred with respect to any Benefit Plan that has subjected or would reasonably be expected to subject Company or, with respect to any period on or after the Closing Date, Parent or any of its Affiliates, to a penalty under Section 502 of ERISA or to a Tax or penalty under Section 4975 of the Code.  Except as set forth in Section 3.20(c) of the Company Disclosure Schedules, all benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(d)Neither Company nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or foreign Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.

(e)With respect to each Benefit Plan (i) except as set forth in Section 3.20(e) of the Company Disclosure Schedules, no such plan is a Multiemployer Plan, and all contributions required to be paid by Company or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) no such plan is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; and (v) no

“reportable event,” as defined in Section 4043 of ERISA, has occurred with respect to any such plan.

(f)Except as set forth in Section 3.20(f) of the Company Disclosure Schedules and required by applicable Law, no provision of any Benefit Plan or collective bargaining agreement could reasonably be expected to result in any limitation on Parent or any of its Affiliates from amending or terminating any Benefit Plan.  Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend or modify any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g)Except as set forth in Section 3.20(g) of the Company Disclosure Schedules and other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and neither Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(h)Except as set forth in Section 3.20(h) of the Company Disclosure Schedules, there is no pending or  threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i)There has been no amendment to, announcement by Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable.  Neither Company, nor any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend or modify any Benefit Plan or any collective bargaining agreement.

(j)Each Benefit Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).

(k)Each individual who is classified by Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(l)Except as set forth in Section 3.20(l) of the Company Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events):  (i) entitle any current or former director, officer, employee, independent contractor or consultant of Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of Company to merge, amend or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.21       Employment Matters.

(a)Company has provided to Parent a list of all persons who are employees, independent contractors or consultants of Company as of the date hereof, setting forth for each such individual the following:  (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.  Except as set forth in Section 3.21(a) of the Company Disclosure Schedules, as of the date hereof, all compensation, including wages, commissions and bonuses, payable to employees, independent contractors or consultants of Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet used in determination of the Estimated Net Working Capital delivered pursuant to Section 1.5(a)) and, as of the date hereof, no other compensation, commissions or bonuses are due and owing under any outstanding agreements, understandings or commitments of Company other than such compensation, commissions or bonuses that may be paid by Company prior to Closing in accordance with Section 5.1(b)(ix) hereof.  Except as set forth in Section 3.21(a) of the Company Disclosure Schedules, the Company has not made any commitment to its employees to pay any amount of severance in the event their employment is terminated following Closing.

(b)Company is not, and has not been a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been, any Union representing or, to Company’s Knowledge, purporting to represent any employee of Company, and no Union or group of employees is seeking or, to Company’s Knowledge, has sought to organize employees for the purpose of collective bargaining.  There has never been, nor has there been, to Company’s Knowledge, any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Company or any of its employees.  Company is currently under no duty to bargain with any Union.

(c)Company is, and has been, in all material respects, in compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance.  All individuals characterized and treated by Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws.  All employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.  There are no Actions against Company pending, or to Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment -related matter arising under applicable Laws.

(d)Company has complied in all material respects with the WARN Act, if applicable, and it has no plans to undertake any action in the future that would trigger the WARN Act.

Section 3.22       Taxes. Except as set forth in Section 3.22 of the Company Disclosure Schedules:

(a)All material Tax Returns required to be filed on or before the Closing Date by Company have been, or will be, filed (taking into account any valid extensions).  Such Tax Returns are, or will be, true, complete and correct in all material respects; provided, however, that regardless of any information or items reported on any Tax Returns, Company makes no representation regarding the amount of any net operating losses that are available to it or have been reported by the Company for any federal, state or other Tax purposes, and Company makes no representation regarding any limitation on use of its net operating losses that might apply either before or after the Closing Date under Code Section 382 or any other applicable limitations under any Tax laws, rules or regulations.  All material Taxes due and owing by Company on or before the Closing Date (whether or not shown on any Tax Return) have been, or will be, paid before the Closing Date.

(b)Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)No written claim has been made by any taxing authority in any jurisdiction where Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d)No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Company.

(e)The amount of Company’s Liability for unpaid Taxes for all periods ending on or before the Balance Sheet Date does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements.  The amount of Company’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements will not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of Company; provided, however, that no representation is made under this Agreement with respect to any Tax liability or other costs that might arise or accrue to Company or any other Person or entity by reason of, or in connection with, any election by or on behalf of Company pursuant to Section 338 of the Code with respect to the consummation of the Mergers or any other transactions contemplated by this Agreement.

(f)All deficiencies asserted, or assessments made, against Company as a result of any examinations by any taxing authority have been fully paid.

(g)Company is not a party to any Action by any taxing authority.  To Company’s Knowledge, there are no written pending or threatened Actions by any taxing authority.

(h)There are no Encumbrances for Taxes, other than Permitted Encumbrances, upon the assets of Company.

(i)Company is not a party to, or bound by, any Tax indemnity, Tax-sharing or Tax allocation agreement.

(j)Company is not a party to, or bound by, any closing agreement or offer in compromise with any taxing authority.

(k)No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to Company.

(l)Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes.  Company has no Liability for Taxes of any Person (other than Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m)Except as set forth in Section 3.22(m) of the Company Disclosure Schedules, Company has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.  Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date or prepaid amount received on or prior to the Closing Date.

(n)Company is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.  Company is not, nor has it been, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(p)Company is not, and has not been, a party to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(q)None of the assets of Company is property that Company is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

Section 3.23       Books and Records. The minute books and stock record books of Company, all of which have been made available to Parent, are complete and correct and have been maintained in accordance with sound business practices.  The minute books of Company contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the Company Board and any committees thereof (other than records of committee meetings where such committee took no formal action),  and no meeting, or action taken by written consent, of any such stockholders, the Company Board or committee thereof has been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of those books and records will be in the possession or control of Company.

Section 3.24       Certain Payments. Neither Company nor, to Company’s Knowledge, any director, officer, employee, or other Person associated with or acting on behalf of it, has, directly or indirectly, in violation of any Law made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (a) to obtain favorable treatment in securing business for Company, (b) to pay for favorable treatment for business secured by Company or (c) to obtain special concessions or for special concessions already obtained, for or in respect of Company.  Without limiting the generality of the foregoing, Company (including any of its directors, officers, employees or other Persons associated with or acting on its behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the U.S. Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder (the “FCPA”), including by offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party.  Company has conducted its business in compliance with the FCPA in all respects.

Section 3.25       Information Provided.   None of the information provided by, or on behalf of, Company prior to the Closing for inclusion in the Registration Statement or the Prospectus to be filed with the SEC will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Any information supplied by or on behalf of Company prior to the Closing for inclusion in materials provided to the Stockholders in connection with Section 5.8, shall not, on the date such materials are first provided to the Stockholders and at the time of the Required Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 3.26       FDA and Regulatory Matters.

(a)Company is and has been in material compliance with all Healthcare Laws applicable to Company and its Products, or by which any property or other asset of Company is bound or affected.  The design, manufacture, testing, and distribution of Products by or on behalf of Company is being, and has been, conducted in material compliance with all applicable Healthcare Laws, including, without limitation, the FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820 for medical device products.  Company and, to Company’s Knowledge, any contract manufacturers assisting in the manufacture of the Products are, and have been, in material compliance with FDA’s establishment registration and product listing requirements to the extent required by applicable Healthcare Laws.  Company has not received written notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, and the U.S. Department of Health and Human Services Office of Inspector General, or any comparable state or federal Governmental Authority alleging potential or actual non-compliance by, or Liability of, Company under any Healthcare Law.

(b)Company holds such Permits of Governmental Bodies from the United States government or government agencies required for the conduct of its business as currently conducted, including, without limitation, those Permits necessary based on the scope of its activities to permit such activities related to the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, shipment, distribution and promotion of its Products in jurisdictions where it currently conducts such activities with respect to each Product (collectively, the “Company Licenses”).  Company has fulfilled and performed all of its material obligations with respect to each Company License and is in material compliance with all terms and conditions of each Company License.  Company has not received any written information or notification from the FDA or any other Governmental Authority with jurisdiction over the testing, marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of medical devices which would reasonably be expected to lead to the denial of any application for marketing approval or clearance currently pending before the FDA or any other Governmental Authority.

(c)All material registrations, listings, filings, reports, documents, claims, submissions, notices, and applicable updates required to be filed, maintained, or furnished to FDA, state, or other federal equivalent agencies by Company have been so filed, maintained, or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including submission to FDA of reportable adverse events (i.e., reportable deaths, serious injuries, or malfunctions) as required to be submitted under the Medical Device Reporting (“MDR”) regulation at 21 C.F.R. Part 803, and corrections and removals required under 21 C.F.R. Part 806, with regard to the Products.  Company has made available all documentation of events that were evaluated for potential submission as an MDR reportable event related to the Products, including documentation regarding events that Company deemed not reportable under the MDR regulation (e.g., all complaints, complaint reviews and investigations, complaint analysis reports, and corrective action reports or plans, and any related reports of Company, which reports are complete and correct in all material respects).  All applications, notifications, submissions, information, claims, reports, filings, and other data and conclusions derived therefrom utilized as the basis for or submitted in connection with any and all requests for a Company License from the FDA or other Governmental Authority relating to Company or its businesses, or the Products, when submitted to the FDA or any other Governmental Authority, whether oral, written or electronically delivered, were in all material respects true, accurate and complete as of the date of submission.  Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings, and other data have been submitted to the FDA or other Governmental Authority and as so updated, changed, corrected or modified remain true, accurate and complete, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading.

(d)Company has not received any written notice or other communication from the FDA or any other Governmental Authority contesting the pre-market clearance or approval of, the uses of, or the labeling and promotion of any of the Products.  No manufacturing site which assists in the manufacture of the Products (whether Company-owned or operated, or that of a contract manufacturer for the Products) has been subject to a Governmental Authority (including FDA) shutdown or import or export prohibition.  Except as set forth on Section 3.26 of the Company Disclosure Schedules, neither Company nor, to Company’s Knowledge, any manufacturing site which assists in the manufacture of the Products (whether Company-owned or operated, or that of a contract manufacturer for the Products) has received any Form FDA-483 or other Governmental Authority notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting deficiencies in, deviations from, or noncompliance with any applicable Healthcare Laws or Company Licenses or alleging a significant safety concern with respect to Products, and there is no action or proceeding scheduled, pending, or, to Company’s Knowledge, threatened and, to Company’s Knowledge, neither the FDA nor any Governmental Authority is considering such action.

(e)Except as set forth on Section 3.26 (e) of the Company Disclosure Schedules, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts, or other notices relating to an alleged lack of safety, effectiveness, or regulatory compliance of any Product, or seizures ordered or adverse regulatory actions taken (or, to Company’s Knowledge, threatened) by the FDA or any other Governmental Authority with respect to any of the Products or any facilities where any such Products are tested, produced, processed, packaged, or stored.  The FDA has not mandated that Company initiate a recall of any of its Products.  There are no recalls of any of Company’s Products contemplated or pending.

(f)Section 3.26 (f) of the Company Disclosure Schedules lists all preclinical or clinical trials that have been completed, or are being conducted as of the date hereof, by or on behalf of, or sponsored by, Company.

(g)Neither Company, nor, to Company’s Knowledge, any director, officer or employee of Company, nor any agent acting on behalf of or for the benefit of any of Company, has directly or indirectly in connection with Company:  (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in violation of applicable Health Care Laws; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person in violation of applicable Healthcare Laws; (iii) made any false entries on any of Company’s books or records for any purpose prohibited by Law; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations, and other healthcare providers and third party payors) regarding appropriate reimbursement coverage and/or codes which would have reasonably expected to result in a submission by such customer to any federal, state, or private third party payor for Products in violation of applicable Healthcare Laws or Private Insurance Programs that have provided reimbursement for any Product.

(h)Company has made available to Parent true, correct, and complete copies of all of its material written communications from and to the FDA, including electronic communications, such as faxes and e-mails, and meeting minutes of telephonic or other verbal communications.

(i)Company is not the subject of any pending or, to Company’s Knowledge, threatened investigation regarding Company or the Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto (“FDA Fraud Policy”), or otherwise.  Neither Company nor to Company’s Knowledge, any officer, employee, agent or distributor of Company has made an “untrue statement of material fact,” as this phrase is defined in the FDA Fraud Policy, to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke the FDA Fraud Policy, or any similar policy, or to bring a civil or criminal action against Company.  Neither Company nor, to Company’s Knowledge, any officer, employee, agent or distributor of Company, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law.  No claims, actions, proceedings, or investigation that would reasonably be expected to result in a material debarment or exclusion from participating in the federal health care programs are pending or, to Company’s Knowledge, threatened, against Company or, to Company’s Knowledge, any of its directors, officers, employees or agents.

Section 3.27       Privacy and Data Security. Company has provided true and correct copies of all privacy policies adopted by Company in connection with its operations.  Company (i) has complied in all material respects with all applicable Privacy Laws and other laws regarding the disclosure of data, (ii) has not violated its applicable privacy policies in any material respect and (iii) has taken commercially reasonable steps to protect and maintain the confidential nature of the personal information provided to Company in accordance with its applicable privacy policies.

Section 3.28       Government Grants and Incentives. Section 3.28 of the Company Disclosure Schedules provides a complete list of all pending and outstanding grants, incentives, benefits, qualifications and subsidies from any Governmental Authority, granted to Company within the last three (3) years (collectively, “Government Grants”).  Company does not have any Liability whatsoever with respect to royalties or other payments relating to, arising out of or in connection with such Government Grants.  Company is in material compliance with all of the terms, conditions and requirements of the Government Grants and has fulfilled in all material respects the undertakings relating thereto.  Neither Company nor any of its agents, contractors, vendors, licensors or otherwise has developed any Company Intellectual Property through the application of any financing made available by any Government Grants, and no Company Intellectual Property is subject to any assignment, grant-back, license or other right of any Governmental Authority as a result of any Government Grants.

Section 3.29       Health Care Professionals. Except as set forth in Section 3.29 of the Company Disclosure Schedules, to Company’s Knowledge none of the Stockholders owning at least one percent (1%) of the Company Stock outstanding immediately prior to the Effective Time is a Health Care Professional.  “Health Care Professional” means any Person that is licensed or otherwise authorized by Law to provide health care directly to individuals, or an officer, employee, agent or contractor of such Person acting in the course and scope of his or her employment, agency or contract related to or in support of the provision of health care directly to individuals.

Section 3.30       Products Liability.

(a)No claim is pending or, to Company’s Knowledge, threatened in connection with the product liability of any Products, and no Governmental Authority has commenced or, to Company’s Knowledge, threatened to initiate any Action or requested the recall of any Product, or commenced or, to Company’s Knowledge, threatened in writing to initiate any Action to enjoin the production of any Product.

(b)Except as set forth on Section 3.30 of the Company Disclosure Schedules, no customer of Company has delivered any written complaint or written allegation of any quality, design, engineering or safety issue with respect to any Product that would reasonably be expected to have a Material Adverse Effect.

Section 3.31       State Takeover Statutes.  No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law is, or at the Effective Time will be, applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby.

Section 3.32       Related Party Transactions. Except as set forth in Section 3.32 of the Disclosures Schedules and other than Contracts entered into in connection with bona fide financings, no present or former director, executive officer, stockholder, partner, member, employee or Affiliate of Company, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with Company that is of a type that would be required to be disclosed pursuant to Item 404 of Regulation S-K (an “Affiliate Transaction”) if the Company Stock was publicly traded.  To Company’s Knowledge, no Related Party of Company owns, directly or indirectly, on an individual or joint basis, any interest in (other than ownership of two percent (2%) or less of the outstanding voting stock of a publicly-traded entity), or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Company, or, except for those Contracts set forth in Section 3.32 of the Company Disclosure Schedules or any Material Contract entered into in connection with bona fide financings, any organization which has a Material Contract with Company.

Section 3.33       Brokers. Except for Perella Weinberg Partners L.P. (the “Company’s Investment Banker”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Company that the statements contained in this Article 4 are true and correct as of the date hereof.

Section 4.1       Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Parent has full corporate power and authority to enter into this Agreement and the Escrow Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent of this Agreement and the Escrow Agreement, the performance by Parent of its obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and Merger Sub, and this Agreement constitutes, and the Escrow Agreement when duly executed and delivered by Parent will constitute (assuming the due authorization, execution and delivery the other parties hereto and thereto) legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and (ii) general principles of equity that restrict the availability of equitable remedies.

Section 4.2       No Conflicts; Consents. The execution, delivery and performance by Parent of this Agreement, the Escrow Agreement and the Lock-Up and Liquidity Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Parent; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Parent; or (c) require the consent, notice or other action by or to any Person pursuant to, or result in any breach or violation of or constitute a default under, any Contract to which Parent or any of its Affiliates is a party.  Except for (i)  applicable requirements of the Exchange Act, including the filing of any Current Report on Form 8-K required to be filed in connection with the Mergers, (ii) the filing of the Registration Statement and the Prospectus under the Securities Act, if applicable, (iii) any filings required under state securities Laws, (iv) any filings required by NASDAQ and (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, in each case, which have or will be made, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby.  Other than as stated above, no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

Section 4.3       No Stockholder Vote Required. No vote or other action of the stockholders of Parent is required pursuant to any applicable Law, the governing documents of Parent or otherwise in order for the Parent to consummate the transactions contemplated by this Agreement.

Section 4.4       Issuance of Parent Shares. The issuance and delivery of Parent Shares in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of Parent and, when issued as contemplated hereby, such Parent Shares shall be duly and validly issued, fully paid and nonassessable.  Such Parent Shares, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Encumbrances, other than restrictions on transfer created by applicable securities Laws and will not have been issued in violation of applicable Laws, applicable NASDAQ rules or regulations, or any preemptive rights or rights of first refusal or similar rights.

Section 4.5       Brokers. Except for Piper Jaffray & Co. (“Parent Financial Advisor”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Parent.

Section 4.6       Legal Proceedings. There are no Actions pending or, to Parent’s knowledge, threatened against or by Parent or any Affiliate of Parent or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would challenge or would reasonably be expected to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.  There is no Governmental Order against Parent or any Affiliate of Parent, or any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay the consummation of the transactions contemplated by this Agreement.

Section 4.7       Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.  Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Merger Sub has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its obligations hereunder and the consummation by Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Merger Sub.

Section 4.8       SEC Filings; Securities Law and Other Matters.

(a)Parent is eligible to register securities on Form S-3 under the Securities Act.

(b)Parent has filed all forms, reports, statements and documents required to be filed with the SEC for the twenty-four (24) month period preceding the Closing (collectively, the “Parent SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, as applicable, and applicable to the Parent SEC Reports. None of the Parent SEC Reports contained as of their respective dates, and as of the date of the last amendment thereof, if amended after filing, any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)All of the financial statements included in the Parent SEC Reports, in each case, including any related notes thereto, as filed with the SEC (collectively, the “Parent Financial Statements”), have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of Parent and its Subsidiaries at the respective date thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (except, in each case as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, year-end adjustments and the absence of footnotes otherwise required by GAAP). To the knowledge of Parent, there are no circumstances that would require Parent to restate any of the Parent Financial Statements.

(d)There are no material liabilities of Parent or any of its Subsidiaries, taken as a whole, of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, other than (i) liabilities disclosed in Parent’s consolidated balance sheet (the “Parent Balance Sheet”) as of June 30, 2015 (the “Parent Balance Sheet Date”), included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015; (ii) liabilities incurred by or on behalf of Parent in connection with this Agreement and the transactions contemplated hereby; (iii) liabilities disclosed in Parent SEC Report filed since the filing of the Parent Balance Sheet and (iv) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, none of which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect with respect to Parent.

(e)The Parent Shares are, or will be pursuant to Section 1.7, registered pursuant to Section 12(b) of the Exchange Act and are listed on the NASDAQ and Parent has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Parent Shares under the Exchange Act or delisting the Parent Shares from the NASDAQ, nor has Parent received any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing.

(f)Since the Parent Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to Parent, any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.9       Compliance with Laws. Except as has not had and would reasonably be expected to have, individually or in the aggregate, Material Adverse Effect with respect to Parent and its Subsidiaries, taken as a whole, Parent and each of its Subsidiaries is, and since December 31, 2012 has been, in compliance with all Laws applicable to it or its business, properties or assets.

ARTICLE 5.

COVENANTS OF COMPANY

Section 5.1       Conduct of Business Prior to the Closing.

(a)During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 6.1 hereof, except with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), Company shall (i) except as set forth in Section 5.1(b) of the Company Disclosure Schedules, carry on its business according to its ordinary course of business and substantially in the same manner as heretofore conducted; provided that, the foregoing notwithstanding, Company may use all available cash to repay any Indebtedness or Equityholder Transaction Expenses prior to Closing, (ii) use commercially reasonable efforts to preserve and protect its material assets, properties, organization (including key officers and employees), goodwill and business relationships, (iii) cause all transactions with third parties to take place on arm’s length terms, (iv) maintain insurance coverage on such terms and in such amounts substantially as maintained on the date hereof, and (v) comply in all material respects with all applicable Laws, orders, codes, licenses, regulations and ordinances of any Governmental Authority.

(b)During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 6.1 hereof, except as otherwise expressly provided for by this Agreement or consented to in writing by Parent (which consent will not be unreasonably withheld or delayed) or as set forth on Section 5.1(b) of the Company Disclosure Schedules, Company shall not:

(i)cause or permit any amendments to the Company Charter or any of Company’s organizational documents;

(ii)incur or commit to incur any Indebtedness in excess of $1,000,000, or guarantee any Indebtedness of others;

(iii)declare or pay any dividend or make any other distributions (whether in cash, shares or property) in respect of any of its shares, or split, combine, reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares, or repurchase or otherwise acquire, directly or indirectly, any of its shares, other than (A) the issuance of shares of Company Stock pursuant to the exercise in accordance with their terms of Options or Warrants outstanding as of the Agreement Date, or (B) the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service as in effect on the Agreement Date;

(iv)except as contemplated by this Agreement or the acceleration of Options prior to the Closing, accelerate, amend, or change the period of exercisability or vesting of any Options, Warrants or any other rights to purchase securities or authorize cash payments in exchange for any such Options, Warrants or other rights to purchase securities;

(v)sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to its business, taken as a whole, other than in the ordinary course of business;

(vi)enter into, terminate or amend, in a manner that will materially and adversely affect the business of Company, any agreement that is, or would be if existing on the date of this Agreement, a Material Contract, other than in the ordinary course of business;

(vii)make any capital expenditures, capital additions or capital improvements, in excess of $150,000 in the aggregate;

(viii)reduce the amount of any insurance coverage provided by existing insurance policies;

(ix)amend any benefit plan of Company or adopt any plan that would constitute a benefit plan except in order to comply with applicable Law, or hire any new employee, pay any discretionary bonus, special remuneration or special noncash benefit, or increase the benefits, salaries or wage rates of its employees (except with respect to payments and benefits made pursuant to written agreements outstanding on the date of this Agreement), provided, that Company may pay bonuses, remuneration or other benefits with respect to Company employees to the extent such amounts are included in Net Working Capital;

(x)grant or pay any severance or termination pay or benefits (A) to any director or officer or (B) to any other employee, except in each case for payments made pursuant to written agreements outstanding on the date of this Agreement or payments or benefits to Company employees to the extent such amounts are included in Net Working Capital;

(xi)commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where Company in good faith determines that failure to commence suit would result in the material impairment of Company’s business, provided that it consults with Parent prior to the filing of such a suit, or (C) in connection with a breach of this Agreement;

(xii)acquire or agree to acquire by merging with, or by purchasing a material portion of the shares or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that, in any such of the foregoing cases, are material individually or in the aggregate, to its business, taken as a whole;

(xiii)other than in the ordinary course of business or as may be required by applicable Law, make or change any material election in respect of material Taxes, adopt or change any material accounting method in respect of Taxes, enter into any closing agreement with respect to Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(xiv)revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP; or

(xv)take or agree in writing or otherwise to take, any of the actions described in Section 5.1(b)(i) through (xiv) above.

Section 5.2       Access to Information.

(a)From the date hereof until the Closing, Company shall, and shall cause Company to, (i) afford Parent and its Agents reasonable access during normal business hours to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to Company, except that the right to inspect the Real Property does not extend to the right to conduct sampling of the soil, groundwater, and/or air of the Real Property without Company’s prior written consent; (ii) furnish Parent and its Agents with such financial, operating and other data and information related to Company as Parent or any of its Agents may reasonably request; and (iii) instruct the Agents of Company and Company to cooperate with Parent in its investigation of Company; provided, that such access shall be at Parent’s sole expense; provided,  however, that Company shall not be required to provide Parent or its Agents with access to any files, books, records or information where such access would (A) waive any privileges or protections under applicable Law, (B) violate any Law concerning privacy rights applicable to employees, (C) violate the terms of any nondisclosure or similar Contract with any third party (provided, that in each case, Company shall use its commercially reasonable efforts to provide Parent with access to such information to the fullest extent practicable without risking loss of privilege or protections under such Law, privacy right or Contract, including, for example, providing for such information to be reviewed by counsel for Parent on terms reasonably acceptable to counsel for Company) or (D) violate any Law, including but not limited to any antitrust Law as interpreted in the reasonable discretion of counsel to Company.  Any investigation pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company.

(b)For a period of six (6) years from and after the Closing, Parent will make or cause to be made available (including by electronic means, to the extent available) to the Representative all books, records, Tax Returns and documents of the Surviving Company (and the assistance of employees responsible for such books, records and documents or whose participation is reasonably necessary or desirable in connection therewith) as may be reasonably necessary for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Third Party Claim or (ii) such other purposes for which access to such documents is reasonably necessary for the Representative to conduct its duties hereunder; provided,  however, that any such access or furnishing of information shall be during Parent’s normal business hours, under the supervision of Parent’s personnel and in such a manner as not to interfere with the normal operations of Parent or Surviving Company.

Section 5.3       No Solicitation of Other Bids.

(a)Prior to the earlier of the Closing or termination of this Agreement, Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their Agents to, directly or indirectly, (i) encourage, solicit, facilitate, initiate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Agents to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (A) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Company; (B) the issuance or acquisition of shares of capital stock or other equity securities of Company (other than (x) the issuance of shares of Company Stock pursuant to the exercise in accordance with their terms of Options or Warrants outstanding as of the Agreement Date, or (y) the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service as in effect on the Agreement Date); or (C) the sale, lease, exchange or other disposition of any significant portion of Company’s properties or assets.

(b)In addition to the other obligations under this Section 5.3, Company shall promptly (and in any event within three (3) Business Days after receipt thereof by Company) advise Parent orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)Company agrees that the rights and remedies for noncompliance with this Section 5.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

Section 5.4       Notice of Certain Events.

(a)From the date hereof until the Closing, Company shall promptly notify Parent, and Parent shall promptly notify Company, in writing of:

(i)any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to such notifying party, or (B) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 2.2 or 2.3, as applicable, to be satisfied;

(ii)any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)any Actions commenced or, to Company’s Knowledge or Parent’s knowledge, as applicable, threatened against, relating to or involving or otherwise affecting such notifying party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or Section 4.7 or that relates to the consummation of the transactions contemplated by this Agreement.

(b)The delivery of any notice pursuant to Section 5.4(a) (each, a “Disclosure Update”) shall amend, modify and supplement the Company Disclosure Schedules or Parent Disclosure Schedules, as applicable, delivered upon the execution of this Agreement for all purposes hereunder but only (1) to the extent such Disclosure Update does not disclose facts, events or circumstances describing a previously undisclosed Material Adverse Effect on the Company or Parent, as applicable, or (2) if such Disclosure Update discloses facts, events or circumstances that first occurred after the date of this Agreement and the Closing occurs.    For the avoidance of doubt, any disclosure in any such Disclosure Update shall not be deemed to have cured any inaccuracy or breach of any representation or warranty made and effective as of the date of this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 2.2 have been satisfied.

Section 5.5       Financial Statement Preparation. Company shall use its commercially reasonable efforts prior to Closing to prepare, or assist Parent in causing to be prepared, as promptly as practicable, and in any event no later than seventy (70) days following the Closing Date, of any financial statements that Parent is required to file pursuant to Form 8-K, Rule 3-05 or Article 11 of Regulation S-X under the 1934 Act, and shall use its commercially reasonable efforts to obtain the consents of its auditor(s) with respect thereto as may be required by applicable SEC regulations.

Section 5.6       Resignations. Company shall deliver to Parent written resignations, effective as of the Closing Date, of the officers and directors of Company requested by Parent at least five (5) Business Days prior to the Closing.

Section 5.7       Confidentiality. The parties hereto acknowledge that Parent and Company have entered into a confidentiality agreement, dated March 20, 2015, which shall continue in full force and effect in accordance with its terms (the “Confidentiality Agreement”).  Without limiting the terms of the Confidentiality Agreement, except for disclosures required to obtain any consent or approval of any Person (including Company Equityholders) or other disclosures approved by the other party, neither the Company nor Parent shall disclose the terms of this Agreement or the terms of any of the transactions contemplated hereby to any other Person, other than to the directors, officers, employees, agents, attorneys, consultants or representatives of such

Person in connection with any of the foregoing to assist such Person in complying with its obligations under this Agreement.  Notwithstanding the foregoing, this Section 5.7 shall not prohibit any such Person from making any disclosure which is, upon the advice of counsel, (a) required to avoid a violation of applicable Law by such party or (b) required by rule or regulation of any securities exchange or market on which the securities of any party or its Affiliates are listed or quoted, and in each such case the party required to make such disclosure shall do so only to the limited extent necessary to comply with such Law, regulation, rule or obligation and shall, to the extent practicable, give advance notice thereof to the other party hereto and an opportunity to comment on any such disclosure and oppose the need therefor.

Section 5.8       Governmental Approvals and Consents.

(a)Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Escrow Agreement.  Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals.  The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)Company and Parent shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 2.2(h)(x) of the Company Disclosure Schedules.

(c)If any consent, approval or authorization necessary to preserve any right or benefit under any Material Contract to which Company is a party is not obtained prior to the Closing, Company shall, subsequent to the Closing, cooperate with Parent and Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, Company shall use its reasonable best efforts to provide Company with the rights and benefits of the affected Material Contract for the term thereof, and, if Company provides such rights and benefits, Parent shall assume all obligations and burdens thereunder.

Section 5.9       Stockholder Approval. Promptly after execution of this Agreement, Company shall solicit the written consent to this Agreement and the transactions contemplated hereby by the requisite number of Stockholders necessary to obtain the Required Stockholder Approval.  Company shall provide the Stockholders with such Disclosure Materials as shall be required by applicable Law.  Company shall submit to Parent the form of any written notice and other Disclosure Materials to be transmitted to the Stockholders pursuant to this Section 5.9 prior to delivery thereof to the Stockholders.  Company shall include in such Disclosure Materials such information relating to the Parent and the Parent Shares as Parent may reasonably request in writing prior to such delivery in connection with the potential issuance of Parent Shares pursuant to this Agreement.

Section 5.10       Director and Officer Indemnification.

(a)For a period of six (6) years from and after the Closing Date, Parent agrees to indemnify (including advancement of expenses) and hold harmless, and shall cause the Surviving Company to indemnify (including advancement of expenses) and hold harmless, all past and present officers and directors of Company to the same extent such persons are indemnified by Company as of the date of this Agreement pursuant to  Company’s organizational documents, any applicable employment agreements and indemnification agreements and to the fullest extent under applicable Law for acts or omissions which occurred at or prior to the Effective Time.  The Surviving Company’s organizational documents shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the past and present officers and directors of Company as those provisions contained in Company Charter and Company bylaws in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would adversely affect the rights of the past and present officers and directors of Company.

(b)As of the Closing Date, Company shall have obtained and prepaid in full, and Parent or the Surviving Company shall maintain in effect for a period of six (6) years from and after the Effective Time, an officers’ and directors’ liability insurance policy, an employment related practices liability policy, and a fiduciary liability policy with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and member of the Company Board who is currently covered by Company’s officers’ and directors’ liability insurance policy.  The cost of obtaining such “tail” insurance policies shall be included as a Stockholder Transaction expense.

(c)If Parent, the Surviving Company or any of Parent’s or Surviving Company’s successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 5.10.

(d)The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of Company and his or her heirs and representatives.  The rights of all past and present officers and directors of Company under this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Law or otherwise.

Section 5.11       Closing Conditions. From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 2 hereof.

Section 5.12       Employment Matters.  At or near the time of Closing, Parent or Merger Sub, as applicable, shall offer, or cause to be offered, employment, effective as of and subject to the occurrence of the Closing, to substantially all of the employees of Company, including certain employees who are on a leave of absence or who are otherwise not actively at work.  All such offers of employment shall be made in accordance with all applicable Laws and shall offer base salary levels that are substantially similar to those which were provided to such employees immediately prior to the Closing, and Parent shall offer benefits substantially similar to, at Parent’s sole option, either the benefits provided to employees of the Company immediately prior to Closing or the benefits provided to similarly situated employees of Parent at the time such employment offers are made.  Parent shall give each such Continuing Employee service credit for such Continuing Employee’s employment with Company for purposes of eligibility to participate and vesting credit, but not for purposes of benefit accrual or entitlement (other than with respect to accrued vacation, sick leave and similar paid time off benefits, which benefit accruals Parent agrees to assume in amounts accrued by Continuing Employees as of the Effective Date).  Parent and the Surviving Corporation shall use commercially reasonable efforts to (x) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time, and (y) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

Section 5.13       Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Mergers or any other acts or transactions contemplated by this Agreement.

Section 5.14       Maintenance and Prosecution of Company Intellectual Property.  During the period between the Effective Time and the Earnout Termination Date, Parent shall, at its own cost and expense, maintain all Company Intellectual Property in effect as of the date hereof and subject to protection under the Laws of the United States, including but not limited to paying any applicable filing fees, and shall prosecute any United States Patent Applications included in the Company Intellectual Property.

ARTICLE 6.

TERMINATION

Section 6.1       Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by the mutual written consent of Company and Parent;

(b)by Parent by written notice to Company if:

(i)Parent is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 2.2(a) or (b) and such breach, inaccuracy or failure has not been cured by Company within twenty-one (21) days of Company’s receipt of written notice of such breach from Parent; or

(ii)any of the conditions set forth in Section 2.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 30, 2015, unless such failure shall be due to the failure of Parent to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)by Company by written notice to Parent if:

(i)Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Parent or Merger Sub pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 2.3(a) or (b) and such breach, inaccuracy or failure has not been cured by Parent within twenty-one (21) days of Parent’s receipt of written notice of such breach from Company; or

(ii)any of the conditions set forth in Section 2.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 30, 2015, unless such failure shall be due to the failure of Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)by Parent or Company by written notice to the other party in the event that:

(i)there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii)any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

(iii)any of the conditions set forth in Section 2.1 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 30, 2015, unless such failure shall be due to the failure of the notifying party to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

The party desiring to terminate this Agreement pursuant to this Section 6.1 (other than pursuant to Section 6.1(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.

Section 6.2       Effect of Termination. In the event of the termination of this Agreement in accordance with this Article  6, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)as set forth in this Article 6 (Termination), and Section 5.7 (Confidentiality) and Article 10 (Miscellaneous) hereof; and

(b)that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

ARTICLE 7.

OTHER COVENANTS

Section 7.1       Survival. The representations and warranties contained in Article 3 and Article 4 shall survive the Closing and shall terminate on the date that is eighteen (18) months following the Closing Date; provided, however, that (a) the representations and warranties contained in Section 3.1 (Organization and Qualification of Company), Section 3.2  (Authorization), Section 3.3 (Capitalization), and Section 3.33 (Brokers) (the “Company Fundamental Representations”) and the representations and warranties contained in Section 4.1 (Organization), Section 4.2 (No Conflicts; Consents), Section 4.4 (Issuance of Parent Shares) and Section 4.5 (Brokers) shall survive indefinitely, (b) the representations and warranties contained in Section 3.12 (Intellectual Property), Section 3.22 (Taxes) and Section 3.26 (FDA and Regulatory Matters) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigations, or extensions thereof) plus sixty (60) days, and (c) all covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein (the period ending on each such termination date is referred to as the “Survival Period”).

Section 7.2       Indemnification of Parent.

(a)From and after the Closing (but subject to the terms and conditions of this Article 7), each Preferred Stockholder and Warrant Holder, based upon each such Preferred Stockholder’s or Warrant Holder’s Proportionate Share of the Escrow Fund, and thereafter, each Company Equityholder, based upon each such Company Equityholder’s Fully Diluted Ownership Percentage, shall, in each case, severally but not jointly, indemnify and hold the Parent Indemnitees (as defined below) harmless from and against any and all losses, liabilities, claims, suits, actions, obligations, deficiencies, demands, awards, judgments, damages, interest, fines, penalties, costs and expenses (including reasonable costs of investigation and defense and reasonable attorneys’ and other professionals’ reasonable fees and expenses) whether or not involving a Third Party Claim, but specifically excluding consequential, special, incidental, indirect, exemplary or punitive damages (including diminution of value, loss of future revenue, lost profits or lost business opportunity as consequential or indirect damages) except to the extent actually awarded in a Third Party Claim (hereinafter individually a “Loss” and collectively “Losses”) suffered or incurred by Parent, its Affiliates or any of their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives or successors and assigns (the “Parent Indemnitees”) attributable to, or arising or resulting from:

(i)any breach of any representation or warranty of Company contained in Article 3 of this Agreement;

(ii)any breach of any covenant of Company contained in this Agreement;

(iii)any proceeding in respect of any Dissenting Shares and any payments required to be made by Parent or the Surviving Company to any Person that was a holder of Company Stock immediately prior to the Effective Time in respect of such Person’s Dissenting Shares, to the extent that such payments exceed the portion of the final Aggregate Merger Consideration to which such Person would have been entitled pursuant to this Agreement in respect of such Dissenting Shares if such Person had not exercised appraisal or dissenting rights in respect thereof; and

(iv)any Stockholder Transaction Expenses or Indebtedness that were not taken into account in the determination of the Aggregate Merger Consideration.

(b)Notwithstanding anything to the contrary set forth in this Agreement, each Parent Indemnitee’s right to recover a Loss pursuant to this Agreement shall be limited as follows:

(i)no Parent Indemnitee shall be entitled to any indemnification under  Section 7.2(a)(i) for any individual item unless the Loss relating to such claim, (or series of claims arising from the same or substantially similar facts or circumstances) is more than $25,000;

(ii)subject to Section 7.2(b)(iv), no Parent Indemnitee shall be entitled to any indemnification hereunder unless the aggregate of all Losses relating to all breaches of such representations, warranties and covenants would exceed on a cumulative basis an amount equal to $500,000 (the “Basket”), in which case Parent Indemnitees shall be entitled to seek compensation for all such Losses in excess of the Basket;

(iii)subject to Section 7.2(b)(v), the aggregate indemnification of the Parent Indemnitees hereunder shall not exceed an amount (the “Cap”) equal to the amount deposited into the Escrow Account plus up to 15% of any earned but unpaid Earnout Payments (paid exclusively out of such Earnout Payment);

(iv)the Basket shall not apply to Losses arising out of (A) the breach of any Company Fundamental Representation, (B) the breach of the representations and warranties contained in Section 3.22 (Tax Matters), (C) fraud or (D) the breach of any covenant of the Company or any Stockholder requiring performance by the Company or any Stockholder;

(v)the Cap shall not apply to Losses arising out of (A) the breach of any Company Fundamental Representations, (B) fraud or (C) the breach of any covenant of the Company or any Stockholder requiring performance by the Company or any Stockholder;  provided, that the aggregate indemnification of the Parent Indemnitees pursuant to this Agreement with respect to any and all Losses shall not exceed, with respect to any Company Equityholder, the sum of (x) the aggregate cash received by such Company Equityholder pursuant to this Agreement, and (y) the number of Parent Shares issued to such Company Equityholder multiplied by the Parent Trading Price at Delivery of Earnout Statement, Parent Trading Price at Date of Accelerated Payment, Parent Trading Price at Date of Product Approval, Parent Trading Price at Trial Enrollment, or Parent Trading Price at Signing, or other applicable price per Parent Share used by the parties to value such shares at the time of distribution of such shares to such Company Equityholders pursuant to this Agreement; provided, further, however, that no Company Equityholder shall be responsible for any indemnification relating to another Company Equityholder’s (A) breach of any Company Fundamental Representations or (B) fraud; and

(vi)notwithstanding anything in this Agreement to the contrary, no Parent Indemnitee shall be entitled to any indemnification, and no Company Equityholder shall have any liability or obligation with respect to any indemnification, for or with respect to any Taxes or other costs that might arise or accrue to Company or any other Person or entity by reason of, or in connection with, any election by or on behalf of Company pursuant to Section 338 of the Code with respect to the consummation of the Mergers or any other transactions contemplated by this Agreement.

(c)Notwithstanding anything to the contrary set forth in this Agreement or otherwise, from and after the Closing (but subject to the terms and conditions of this Article 7), any indemnification of the Parent Indemnitees for which the Company Equityholders are liable hereunder shall be effected first, until the Escrow Fund is exhausted, solely and exclusively by a payment made from the Escrow Fund in accordance with the terms of the Escrow Agreement, next, only after the Escrow Fund have been exhausted, by setoff against any payment obligations with respect any Earnout Payment to the extent that such payments are then due and payable, and finally, only after the Escrow Funds have been exhausted and all amounts of indemnifiable Losses have been offset against any Earnout Payments then due and payable, directly against a Company Equityholder, in each such case and for the avoidance of doubt, subject to the Cap and other limitations set forth in this Agreement.   Any payments to Parent out of the Escrow Account shall consist of Parent Shares (valued at the Parent Trading Price at Signing).

(d)The parties hereto acknowledge and agree that the Representative (solely in its capacity as the Representative) is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby.  Accordingly, the parties hereto acknowledge and agree that other than any liability which any Company Equityholder may have hereunder, Representative shall have no additional liability to, and shall not be liable for any Losses of, any party hereto or to any Parent Indemnitee in connection with any obligations of the Representative under this Agreement or the Escrow Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Losses are a result of gross negligence or willful misconduct by the Representative in connection with the performance of its obligations hereunder or under the Escrow Agreement.

(e)Losses that may be recovered pursuant to Section 7.2 shall take account of and be reduced by (i) any amounts recovered by the Parent Indemnitees or the Surviving Company pursuant to any indemnification by or indemnification agreement with any third party, (ii) any refund, credit or reduction in Tax realized by such Parent Indemnitees or their Affiliates arising from the incurrence or payment of such indemnifiable Losses (based upon the maximum marginal federal, state or local tax rate applicable to such Persons), and (iii) the amount of any insurance proceeds, contribution payments or reimbursements actually received or receivable by the Parent Indemnitees in respect thereof (each Person named and source identified in clauses (i) through (iii), a “Collateral Source”). The Parent Indemnitees shall use commercially reasonable efforts to seek recovery from all Collateral Sources; it being understood that the reasonable costs and expenses of exercising such efforts shall be deemed Losses. If the amount to be netted hereunder from any payment required under Section 7.2 is determined after payment out of the Escrow Fund or the set off of any Earnout Payment of any amount otherwise required to be paid to a Parent Indemnitee under this Article 7, the Parent Indemnitees shall repay to the Company Equityholders, promptly after such determination, any amount that the Company Equityholders would not have had to pay pursuant to this Section 7.2(e) had such determination been made at the time of such payment.

(f)All payments under this Section 7.2 shall be treated by the parties as an adjustment to the proceeds received by Preferred Stockholders and Warrant Holders to the extent paid out of the Escrow Fund, and otherwise by Company Equityholders pursuant to Article 1, to the extent permitted by applicable Law.

Section 7.3       Indemnification of Company Equityholders.

(a)From and after the Closing (but subject to the provisions of this Article 7), Parent shall indemnify and hold each Company Equityholder, each Company Equityholder’s Affiliates and each of their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives, successors and assigns (the “Equityholder Indemnitees”) harmless from and against, and pay to the applicable Equityholder Indemnitees the amount of, any and all Losses based upon, attributable to or resulting from (a) a breach of any representation or warranty of Parent or Merger Sub set forth in Article 4 of this Agreement, and (b) any breach of any covenant of Parent or Merger Sub contained in this Agreement, including, without limitation, Annex 1 hereof.  All payments under this Section 7.3 shall be treated by the parties as an adjustment to the proceeds received by the Company Equityholders pursuant to Article 1.

(b)Notwithstanding anything to the contrary set forth in this Agreement or otherwise, from and after the Closing (but subject to the terms and conditions of this Article 7), any indemnification of the Equityholder Indemnitees for which the Parent is liable hereunder shall be paid promptly to the Company Equityholders pursuant to their respective Fully Diluted Ownership Percentage as set forth in the Distribution Schedule and any such payments shall be payable in cash and Parent Shares (valued at the mean of the daily volume weighted average prices of Parent Shares as reported on NASDAQ for the ten (10) trading days immediately prior to the earlier of the date of issuance of such Parent Shares or the public announcement (if any) of the underlying facts or circumstances relating to the corresponding claim for indemnification (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares)), with the allocation between cash and Parent Shares at the discretion of Parent; provided, however, that (1) at least the Minimum Share Consideration shall be paid in Parent Shares, and (2) all amounts payable to non-Accredited Equityholders and Optionholders with respect to their Company Stock and Options, respectively, shall be paid in cash.

Section 7.4       Expiration of Claims. The ability of any Parent Indemnitee or Equityholder Indemnitee to receive indemnification pursuant to Section 7.2 or Section 7.3, respectively, shall terminate upon expiration of the applicable Survival Period (as set forth in Section 7.1), unless such Parent Indemnitee or Equityholder Indemnitee, as applicable, has made, in good faith, a proper claim (as described in Sections 7.5(a) and 7.6(a) below) for indemnification pursuant to Section 7.2 or Section 7.3, respectively, subject to the terms and conditions of this Article 7, prior to such termination date, as applicable.  If a Parent Indemnitee or an Equityholder Indemnitee has made, in good faith, a proper claim for indemnification pursuant to Section 7.2 or Section 7.3, respectively, prior to such termination date, then such claim, if then unresolved, shall not be extinguished by the passage of the deadlines set forth in Section 7.1 (it being understood that any and all Losses arising after the expiration of the Survival Period shall be recoverable (subject to the limitations set forth herein) only upon notice specifically with respect to such Losses properly given prior to the expiration of the Survival Period in accordance with this Article 7).

Section 7.5       Inter-Party Claims.

(a)In order for a Parent Indemnitee or Equityholder Indemnitee to be entitled to seek any indemnification provided for under this Agreement (such party, the “Claiming Party”), such Claiming Party must notify the other party or parties from whom such indemnification is sought (the “Defending Party”), and, during the Escrow Period, the Escrow Agent, in writing promptly after the Claiming Party becomes aware of the occurrence of the event giving rise to such Claiming Party’s claim for indemnification, specifying in reasonable detail the basis and, if available, the amount of Loss with respect to, such claim (each, a “Demand”); provided, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Defending Party is materially prejudiced as a result of such failure or the indemnification obligations are materially increased as a result of such failure.

(b)Upon receipt of a Demand by the Defending Party, such Defending Party shall have thirty (30) days (the “Indemnity Notice Period”), to review and respond by written notice to such Demand (the “Return Notice”) to the Claiming Party and if applicable, the Escrow Agent.  If the Return Notice does not contest the Demand, or if no Return Notice is delivered to the Claiming Party by the expiration of the Indemnity Notice Period, then, (i) with respect to a Demand made by Parent, payment shall be made in the order and priority set forth in Section 7.2(c), and (ii) with respect to a Demand made by the Equityholder Indemnified Parties, payment shall be made in accordance with Section 7.3(b).

(c)If the Return Notice given by the Defending Party disputes the claim or claims asserted in a Demand or the amount of Losses thereof (a “Disputed Claim”), then the Claiming Party and the Defending Parties shall make a reasonable good faith effort to resolve their differences for a period of thirty (30) days following the receipt by the Claiming Party of the Return Notice asserting a Disputed Claim. With respect to a Demand made by a Parent Indemnitee, the Escrow Agent shall not disburse any Escrow Fund as to a Disputed Claim until the final adjudication of the Company Equityholders’ liability to Parent.  As soon as practicable following the resolution of such Losses, and the return to Parent of amounts necessary to satisfy any Losses resolved in Parent’s favor, if any and in the order and priority set forth in Section 7.2(c), all amounts remaining in the Escrow Fund shall be paid to the Preferred Stockholders and Warrant Holders pursuant to Section 1.4 and the Distribution Schedule; provided, however, that such payment shall not occur prior to the expiration of the Escrow Period.  If the Claiming Party and the Defending Party are unable to resolve the Disputed Claims through negotiations prior to the expiration of such thirty (30) day period, such Disputed Claims shall, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction.  The Claiming Party shall have the burden of proof in establishing the amount of Losses it has suffered.

Section 7.6       Third Party Claims.

(a)In order for a Claiming Party to seek any indemnification provided for under this Agreement in respect of a claim or demand made by any third party Person against the Claiming Party (a “Third Party Claim”), such Claiming Party must notify the Defending Party in writing, specifying in reasonable detail the basis and, if available, the amount of Losses with respect to the Third Party Claim promptly after receipt by such Claiming Party of notice of the Third Party Claim (a “Notice of Third Party Claim”); provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Defending Party is materially prejudiced as a result of such failure or the indemnification obligations are materially increased as a result of such failure.  Such Notice of Third Party Claim shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument.

(b)If a Third Party Claim is made against a Claiming Party, the Defending Party shall, at its expense, be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Defending Party and reasonably satisfactory to the Claiming Party (i) if within thirty (30) days of the receipt of the Notice of Third Party Claim, the Defending Party gives notice to the Claiming Party stating the Defending Party’s intention to do so and acknowledging that the Defending Party shall indemnify the Claiming Party from and against all Losses (to the extent finally determined to be required by, and subject to any applicable limits provided in, this Article 7), that the Claiming Party suffers from the Third Party Claim, or (ii) if the Defending Party does not assume the defense of a Third Party Claim pursuant to clause (i) of this sentence, at any time that the Defending Party reasonably believes that the Claiming Party has ceased to actively and diligently prosecute the defense of such Third Party Claim.  Should a Defending Party so elect to assume the defense of a Third Party Claim, the Defending Party shall under no circumstances be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof; provided, that in the case that (A) there exists or is reasonably likely to exist a conflict of interest that would make it unethical under applicable rules of professional responsibility for the same counsel to represent both the Claiming Party and the Defending Party, (B) the Defending Party fails to actively and diligently prosecute the defense of such Third Party Claim, (C) such Third Party Claim relates to or otherwise arises in connection with any criminal or material regulatory enforcement action, or (D) such Third Party Claim is reasonably likely to result in an injunction or other equitable relief against the Claiming Party or, in the reasonable discretion of the Claiming Party, result in a Loss in excess of the dollar amount available for indemnification pursuant to this Article 7 (the scenarios described in clauses (A) – (D) are collectively referred to as “Conflicts”), then the Defending Party shall be liable to the Claiming Party for reasonable legal expenses of one legal counsel selected by the Claiming Party and reasonably satisfactory to the Defending Party subsequently incurred by the Claiming Party in connection with the defense thereof (to the extent finally determined to be required by, and subject to any applicable limits provided in this Article 7).  If the Defending Party assumes such defense, the Claiming Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party shall control such defense so long as the Third Party Claim does not involve a Conflict, in which case the Claiming Party shall control such defense.  If the Defending Party chooses to defend any Third Party Claim, then all the parties shall cooperate in the defense or prosecution of such Third Party Claim, including by retaining and, upon the Defending Party’s request, providing to the Defending Party all records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  If the Defending Party assumes the defense of any Third Party Claim, the Defending Party shall obtain the prior written consent of the Claiming Party (which shall not be unreasonably conditioned, withheld or delayed) before entering into any settlement or consenting to the entry of a judgment with respect to such claim unless such settlement or judgment (1) involves no finding or admission of any violation of Law or the rights of any Person and has no effect on any other claims that may be made against the Claiming Party, and (2) expressly and unconditionally provides a full and general release of the Claiming Party from all liabilities and obligations with respect to such claim.  If the Claiming Party assumes the defense of any Third Party Claim, then the Claiming Party shall obtain the prior written consent of the Defending Party (which shall not be unreasonably conditioned, withheld or delayed) before entering into any settlement or consenting to the entry of a judgment with respect to such claim.

Solely for purposes of calculating indemnifiable Losses hereunder (but not for purposes of determining whether a breach of any representation, warranty, covenant or agreement has occurred), any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.

Section 7.7       Exclusive Remedy. Each of the parties understands, acknowledges and agrees that except for claims of or arising out of fraud, the indemnification provisions of this Article 7 shall be the sole and exclusive remedy for claims made after the Effective Time with respect to the subject matter of this Agreement or the transactions contemplated hereby, and that the parties hereto shall have no other remedy or recourse with respect to any such claims other than pursuant to, and subject to the terms and conditions of, this Article 7.  The parties hereto acknowledge and agree that no party hereto may avoid such limitation on liability by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (y) asserting or threatening any claim against any Person (other than a Company Equityholder in a claim pursuant to Article 7) that is not a party (or a successor to a party) for breaches of the representations, warranties and covenants contained in this Agreement.  PARENT, ON BEHALF OF ITSELF AND EACH OF THE PARENT INDEMNITEES EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS.  EACH OF THE PARENT INDEMNITEES UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN

CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS.  EACH PARENT INDEMNITEE ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.  Notwithstanding anything to the contrary in this Agreement, no term or provision of this Agreement shall limit or reduce any potential claims or remedies based on fraud and nothing herein shall limit any claim that a Company Equityholder may have as a stockholder of Parent whether or not the Company Equityholder’s status as a stockholder of Parent arose out of the receipt of the Parent Shares.

Section 7.8       Tax Matters.

(a)Responsibility for Filing Tax Returns.

(i)Parent shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Company and the Surviving Company that have not yet been filed as of the Closing Date, in a manner consistent with past practice, except as otherwise required by applicable Law.  Parent shall deliver to Representative all income Tax Returns for any Pre-Closing Tax Periods (including Tax Returns for Straddle Periods) that are to be filed after the Closing Date for review and comment no less than fifteen (15) days before the applicable due date.  Except to the extent that an amendment or election would not result in an increase in liabilities for a Pre-Closing Tax Period, Parent shall not, without the Representative’s prior written consent, cause or permit the Surviving Company to (i) amend any Tax Return that relates in whole or in part to any Pre-Closing Tax Period or (ii) make any election that has retroactive effect to any Pre-Closing Tax Period.

(ii)Except to the extent that such refund is attributable to the carryback of a Tax attribute attributable to a Post-Closing Tax Period or such refund was included as an asset in Net Working Capital, the Company Equityholders shall be entitled to any Tax refunds that are received by Parent or the Surviving Company, and any amounts credited against Taxes to which Parent or the Surviving Company become entitled in any Post-Closing Tax Period of Company, that relate to any Pre-Closing Tax Period, including Taxes paid with respect to a Pre-Closing Tax Period of Company. Parent shall pay or cause to be paid over to the Company Equityholder’s (in accordance with each Company Equityholder’s Fully Diluted Ownership Percentage) any such refund or the amount of any such credit within twenty (20) days after receipt of such refund or after becoming entitled to such credit against Taxes. Any payment under this Section 7.8(a) shall be considered a purchase price adjustment.

(b)Cooperation.  The parties shall cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation of any Tax Returns, any Tax audit or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes, and the enforcement of the provisions of this Section 7.8(b).  Such cooperation shall include, including upon Representative’s request, providing records and information that are reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information.

(c)Transfer Taxes.  Parent, on the one hand, and the Company Equityholders, on the other hand, will each pay fifty percent (50%) of any real property transfer or gains tax, stamp tax, stock transfer tax, or other similar Tax imposed on the Surviving Company or any Company Equityholder as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes.  Parent shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (except to the extent such Tax Returns are required by Law to be filed by a Company Equityholder), and Representative agrees to cooperate with Parent in the filing of any such Tax Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(d)Reorganization.  Each of Company and Parent will report the Mergers as a reorganization within the meaning of Section 368 of the Code.  Neither Company nor Parent shall take or cause to be taken any action that could prevent the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code.

(e)Tax Covenants of Parent and Second Merger Sub.

(i)Parent, either directly or through a member of Parent’s “qualified group” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii) (the “Qualified Group”), will continue at least one significant historic business line of Company, or use at least a significant portion of the historic business assets of Company in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d), except that the historic business assets of Company may be transferred (i) to a corporation that is another member of Parent’s Qualified Group, or (ii) to an entity subject to federal income Tax as a partnership if (A) one or more members of Parent’s Qualified Group have active and substantial management functions as a partner with respect to such historic business or historic business assets of Company, or (B) members of Parent’s Qualified Group in the aggregate own an interest in the partnership representing a significant interest in the historic business or historic business assets of Company, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

(ii)In connection with the Mergers, Parent will not reacquire, and will not permit any Person that is a “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Parent to acquire, any Parent Shares issued in connection with the Mergers, in exchange for any consideration other than Parent Shares.

(iii)Parent will not sell or otherwise dispose, and will not cause or permit Surviving Company or any of Parent’s other Affiliates to sell or otherwise dispose, of any of the assets of Company acquired in the Mergers, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k).

Section 7.9       Escrow Release. Subject to the terms of the Escrow Agreement, on the date that is eighteen (18) months following the Closing Date (the “Escrow Release Date”), the Escrow Agent shall, in accordance with the terms and conditions of the Escrow Agreement, release all remaining Escrow Funds (and not distributed or distributable to the Representative in accordance with Section 8.1(d) or subject to a pending indemnification claim of a Parent Indemnitee) to the Preferred Stockholders and Warrant Holders based on each Preferred Stockholder’s and Warrant Holder’s Proportionate Share of such amount by electronic or book entry transfer of Parent Shares (any such distribution, an “Escrow Distribution”).

Section 7.10       Further Assurances. From time to time, as and when requested by any party and at such requesting party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 7.11       Waiver of Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, stockholders, partners, officers, employees, and Affiliates that the Company, and not any of its individual Company Equityholders, is the client of Wyrick Robbins Yates & Ponton LLP (the “Firm”). After the Closing, it is possible that the Firm will represent the Company Equityholders, the Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, the Escrow Fund and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Parent and Company hereby agree that the Firm (or any successor) may represent the Seller Group after the Closing in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Escrow Fund and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. After the Closing, the Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, stockholder, partner, officer, employee, representative, or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, or the transactions contemplated hereby or thereby. Each of the parties hereto consents thereto, and waives any conflict of interest arising from such representation, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each such party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

Section 7.12       Attorney-Client Privilege. Notwithstanding the Merger, Parent and Company agree that neither Company nor Parent shall have the right to assert the attorney-client privilege as to pre-Closing and post-Closing communications between the Company Equityholders or Company (for Company, only with respect to pre-Closing communications), on the one hand, and its counsel, the Firm, on the other hand, to the extent that the privileged communications relate to this Agreement or any of the ancillary agreements or to the transactions contemplated hereby or thereby. The parties agree that only the Company Equityholders shall be entitled to assert or waive such attorney-client privilege in connection with such communications following the Closing. The files generated and maintained by the Firm as a result of the Firm’s representation of Company in connection with this Agreement or any of the ancillary agreements or any of the transactions contemplated hereby or thereby shall be and become the exclusive property of the Company Equityholders and shall be segregated from the Firm’s files related to all other elements of its representation of Company prior to the Closing (which shall remain the property of Company). The attorney-client privilege may be waived on behalf of the Company Equityholders only by the Representative. The foregoing shall not extend to (i) any communication unrelated to this Agreement, any of the ancillary agreements or the transactions contemplated hereby or thereby, (ii) communications between the Company Equityholders or Company, on the one hand, and any Person other than the Firm, on the other hand, or (iii) any post-Closing communications between Company and the Firm or any other legal counsel.

ARTICLE 8.

REPRESENTATIVE

Section 8.1       Representative.

(a)Effective upon and by virtue of the Required Stockholder Approval and his, her or its acceptance of the consideration payable under the terms and conditions of this Agreement, and without any further act of any of the Company Equityholders, each Company Equityholder hereby appoints the Representative as his, her or its attorney-in-fact and agent for and on behalf of such Company Equityholder for purposes of this Agreement and the Escrow Agreement and any other agreements and documents executed or delivered in connection with this Agreement.  The Representative shall take such actions to be taken by the Representative under this Agreement and the Escrow Agreement and any other agreements and documents executed or delivered in connection with this Agreement and such other actions on behalf of such Company Equityholder as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby or thereby, including, without limitation, (i) accepting service of process on the Company Equityholders, (ii) executing and delivering this Agreement, the Escrow Agreement and any other ancillary documents and negotiating and executing such amendments, modifications, waivers or changes thereto as to which the Representative, in its sole discretion, shall have consented (provided that any waiver or amendment that shall adversely and disproportionately affect the rights or obligations of any Company Equityholder as compared to other Company Equityholders shall require the prior written consent of such Company Equityholder), (iii) receiving or providing notices on behalf of the Company Equityholders with respect to any matter or Actions arising out of or relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby, (iv) taking all actions and making all filings on behalf of such Company Equityholders with any Governmental Authority or other Person necessary to effect the consummation of the transactions contemplated by this Agreement, (v) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement or the Escrow Agreement on behalf of such Company Equityholders, (vi) interpreting all terms of this Agreement; (vii) instituting, prosecuting and/or defending lawsuits; (viii) satisfying from the Escrow Account and the Representative Reserve costs, expenses and/or liabilities incurred by the Representative in its capacity as the Representative and otherwise in accordance with this Agreement and/or the Escrow Agreement, (ix) in connection with any of the foregoing actions, engaging and hiring accountants, auditors, appraisers, legal counsel and other legal and financial experts as may be necessary and appropriate properly to discharge the Representative’s duties and obligations hereunder and under the Escrow Agreement and (x) taking all other actions that are either necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement or the Escrow Agreement.  The Representative hereby accepts such appointment.  The appointment of the Representative as each Company Equityholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Company Equityholder with regard to this Agreement and the Escrow Agreement and any other agreements or documents executed or delivered in connection with this Agreement.  The Representative is the sole and exclusive representative of each of the Company Equityholders for any purpose provided for by this Agreement.  Representative shall be bound by the same confidentiality restrictions binding Company pursuant to Section 5.7 provided, however, that the Representative shall use commercially reasonable efforts based on contact information available to the Representative to keep the Company Equityholders reasonably informed with respect to actions of Representative pursuant to the authority granted Representative under this Agreement which actions have a material impact on the amounts payable to the Company Equityholders.  Each Company Equityholder shall promptly provide written notice to the Representative of any change of address of such Company Equityholder.

(b)A decision, act, consent or instruction of the Representative hereunder shall constitute a decision, act, consent or instruction of all Company Equityholders and shall be final, binding and conclusive upon each such Company Equityholder, and Parent and the Surviving Company may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of each and every such Company Equityholder.  Parent, the Surviving Company and the Escrow Agent shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.

(c)Certain Company Equityholders have entered into a letter agreement with the Representative to provide direction to the Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Equityholders, included their individual representatives, hereinafter referred to as the “Advisory Group”).  Neither the Representative and its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Representative Group”) shall incur liability with respect to any action taken or suffered by any Company Equityholder in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Representative to be genuine and to have been signed by such Company Equityholder (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence, bad faith or willful misconduct of the Representative Group.  In all questions arising under this Agreement or the Escrow Agreement, the Representative may rely on the advice of outside counsel, and the Representative shall not be liable to any Company Equityholder for anything done, omitted or suffered in good faith by Representative based on such advice. No provision of this Agreement or the Escrow Agreement shall require the Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or the Escrow Agreement on behalf of any Company Equityholders.

(d)Each Company Equityholder shall severally, but not jointly (based on such Company Equityholder’s Fully Diluted Ownership Percentage), indemnify the Representative

Group and hold the Representative Group harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Representative Group and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by the Representative.  Notwithstanding the foregoing, the Representative’s standard hourly rates and all out-of-pocket fees and expenses incurred by the Representative in performing its duties shall be borne first by the Preferred Stockholders and Warrant Holders out of the Representative Reserve, second by the Preferred Stockholders and Warrant Holders out of the Escrow Fund in accordance with their Proportionate Share, third by the Company Equityholders paid in accordance with their respective Fully Diluted Ownership Percentages of such fees and expenses out of any Earnout Payment otherwise distributable to the Company Equityholders, and, thereafter, directly from the Company Equityholders, in accordance with their respective Fully Diluted Ownership Percentages.  As soon as practicable following the termination of all of the Representative’s obligations related to this Agreement and the transactions hereunder, as determined in the sole discretion of the Representative, the Representative shall distribute the remaining portion of the Representative Reserve (if any) to the Paying Agent for prompt distribution to the Preferred Stockholders and Warrant Holders in accordance with their Proportionate Share of such amount by wire transfer of immediately available funds (any such distribution, a “Reserve Distribution”).

(e)The Representative Reserve shall be held in a segregated client account as a trust fund by the Representative, separate from the Representative’s corporate funds and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party.  The Representative Reserve shall be used only for the purposes of paying directly, or reimbursing the Representative for, it standard hourly rates, any losses, liabilities or expenses incurred by it pursuant to this Agreement, the Escrow Agreement or any Representative engagement agreement. The Preferred Stockholders and Warrant Holders shall not receive interest or other earnings on amounts in the Representative Reserve and the Preferred Stockholders and Warrant Holders irrevocably transfer and assign to the Representative any ownership right that they may have in any interest that may accrue on amounts in the Representative Reserve.  The Representative is not providing any investment supervision, recommendations or advice.  The Representative shall have no responsibility or liability for any loss of principal of the Representative Reserve other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Reserve, and has no tax reporting obligations hereunder.  The Representative shall be compensated at its standard hourly rates for its efforts under this Agreement.

(f)At any time Stockholders representing at least sixty percent (60%) of the shares of the Series D Combined outstanding immediately prior to the Effective Time may, by written consent, appoint another Person as Representative.  Notice together with a copy of the written consent appointing such Person and bearing the signatures of such Stockholders must be delivered to Parent and, if applicable, the Escrow Agent not less than ten (10) days prior to such appointment.  Such appointment shall be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by Parent and, if applicable, the Escrow Agent.

(g)In the event that the Representative becomes unable or unwilling to continue in his or its capacity as the Representative, or if the Representative resigns as a Representative,

Stockholders representing at least sixty percent (60%) of the shares of the Series D Combined outstanding immediately prior to the Effective Time may, by written consent, appoint a new representative as the Representative.  Notice and a copy of the written consent appointing such new representative and bearing the signatures of such Stockholders must be delivered to Parent and, if applicable, the Escrow Agent.  Such appointment shall be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by Parent and, if applicable, the Escrow Agent.

(h)The immunities and rights to indemnification shall survive the resignation or removal of Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement or the Escrow Agreement.  The Representative shall be entitled to: (i) rely upon the Distribution Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Equityholder or other party. The grant of authority provided for herein (A) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Equityholder, (B) shall survive the delivery of an assignment by any Company Equityholder of the whole or any fraction of his, her or its interest in any post-Closing consideration and (C) shall survive the consummation of the Mergers.  The provisions of this Section 8.1 shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Company Equityholder, and any references in this Agreement to any Company Equityholder or the Company Equityholders shall mean and include the successors to such Company Equityholder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

ARTICLE 9.

DEFINITIONS

Section 9.1       Certain Defined Terms. The following terms have the meanings:

“Accredited Equityholders” means (a) the Company Equityholders listed on Schedule 9.1(a) hereto except for any Company Equityholder listed thereon that Parent notifies Company prior to the Closing Date is being removed because Parent has not received evidence reasonably satisfactory to it that the Company Equityholder is an “accredited investor”, as such term is defined in Rule 501(a) of the Securities Act, (b) any other Company Equityholder that executes and delivers to Company or Parent within twenty-one (21) days after the date of this Agreement an Accredited Investor Questionnaire that indicates that such Company Equityholder is an accredited investor and that Parent in its sole discretion determines is, in fact, an “accredited investor” and (c) any other Company Equityholder that Parent in its sole discretion determines is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) without having received such a questionnaire.

“Accredited Investor Questionnaire” means an investor questionnaire in the form of Exhibit G.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agents” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Aggregate Liquidation Preference Amount” means the sum of the aggregate Series A Liquidation Preference Amount, the aggregate Series B Liquidation Preference Amount, the aggregate Series C Liquidation Preference Amount, the aggregate Series C-1 Liquidation Preference Amount, the aggregate Series D Liquidation Preference Amount and the aggregate Series D-1 Liquidation Preference Amount.

“Aggregate Merger Consideration”  means, collectively, the rights of the Company Equityholders to receive (i) the Closing Merger Consideration, (ii) the Escrow Distribution, if any, (iii) the Reserve Distribution, if any, and (iv) the Earnout Payments, if any, and (v) any amounts payable under Sections 1.6(c), 7.3 and 7.8(a)(ii); provided, however, that neither holders of the Company Common Stock nor holders of Options shall be entitled to the Escrow Distribution or the Reserve Distribution.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Cincinnati, Ohio are authorized or required by Law to be closed for business.

“Cash on Hand” means, with respect to Company, as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby or payment of any Indebtedness or Equityholder Transaction Expenses included in the calculation of Closing Merger Consideration) all unrestricted cash, cash equivalents and freely marketable securities but not including any restricted cash (including all cash posted to support letters of credit, performance bonds or other similar obligations or deposits with third parties, including landlords), in each case determined in accordance with GAAP and expressed in United States dollars.  For the avoidance of doubt, Cash on Hand shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit for the account of Company.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Closing Merger Consideration” means an amount equal to (i) $100,000,000, plus (ii) the total amount of Cash on Hand, plus (iii) an amount equal to the deemed exercise price of Options and Warrants exercisable in connection with Closing, plus (iv) the amount, if any, by which the Net Working Capital exceeds One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the “Net Working Capital Target”) by more than $200,000, minus (v) the outstanding amount of Indebtedness of Company set forth in the Pay-Off Letters, minus (vi) the aggregate amount of Equityholder Transaction Expenses as of the Closing, minus (vii) the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target by more than $200,000, minus (viii) the Escrow Amount, minus (ix) the Representative Reserve; provided, however, that neither holders of Company Common Stock nor holders of Options shall contribute to the Escrow Amount or the Representative Reserve and only Preferred Stockholders and Warrant Holders shall have their Common Per Share Merger Consideration reduced by their Proportionate Share of the Escrow Amount and Representative Reserve that is not paid by the holders of Company Common Stock (excluding any amounts paid by the Preferred Stockholders and Warrant Holders) or holders of Options.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Merger Consideration”  means an amount equal to: (a) the Aggregate Merger Consideration less the Aggregate Liquidation Preference Amount, divided by (b) the number of Common Share Equivalents held by all Company Equityholders immediately prior to the Effective Time with each share of Preferred Stock and each Warrant adjusted downward as described in the definition of Closing Merger Consideration to reflect the fact that neither holders of Company Common Stock (excluding any amounts paid by the Preferred Stockholders and Warrant Holders) nor holders of Options will contribute to either the Escrow Amount or the Representative Fund and with each share of Company Common Stock adjusted upward as described in the definition of Closing Merger Consideration to reflect the fact that neither holders of Company Common Stock (excluding any amounts paid by the Preferred Stockholders and Warrant Holders)  nor holders of Options will contribute to the Escrow Amount or Representative Reserve.

“Common Share Equivalents” means the aggregate number of shares of Common Stock then held by each holder of Preferred Stock, Common Stock, Option and Warrant (assuming each such Option and Warrant were exercised) on an as converted basis, where each holder of Preferred Stock is to be treated for such purpose as holding in lieu of such shares of Preferred Stock the greatest whole number of shares of Common Stock then issuable upon conversion in full of such Preferred Stock pursuant to the terms of the Company Charter.

“Company Charter” means the Sixth Amended and Restated Certificate of Incorporation of Company, as amended.

“Company Common Stock” means Company’s Common Stock, par value $0.00001 per share.

“Company Disclosure Schedules” means the Company Disclosure Schedules delivered by Company to Parent concurrently with the execution and delivery of this Agreement as modified by any Disclosure Updates.

“Company Equityholders” means collectively, Stockholders, holders of Options, Warrants and holders of other securities or rights convertible into shares of Company Stock.

“Company Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock, the Series D Preferred Stock and the Series D-1 Preferred Stock.

“Company Stock” means Company Preferred Stock and Company Common Stock.

“Company’s Knowledge” or “Knowledge of Company”  or any other similar knowledge qualification, means the knowledge of Jay Brumfield, James G. Whayne, Sidney D. Fleischman, Nathalie Greene, Jane Ricupero, Edgar Ray, Jagruti Vyas and Kristy McCulloch.

 “Continuing Employees” means the employees of the Company or any Subsidiary who remain employees of the Company or such Subsidiary or become employees of the Parent or its Affiliates immediately following the Effective Time.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Dataroom” means the electronic dataroom hosted by SmartRoom at https://smart125013.bmcgroup.com/ and entitled “Project Nike”.

“Disclosure Materials” means the documents, materials and notices prepared or to be prepared by Company pursuant to the DGCL or otherwise in connection with obtaining the approval by the Stockholders of this Agreement and the Merger or notifying any Company Equityholders of the approval of the Agreement and the Merger and the availability of appraisal rights under the DGCL.

“Dollars or $”  means the lawful currency of the United States.

“Earnout Payments” means any amounts payable to Company Equityholders pursuant to Annex 1 hereto.

“Earnout Termination Date” means the last date on which any Earnout Payments may become due and payable to the Company Equityholders in accordance with Annex 1.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from:  (a)

the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority:  (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.  The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs):  the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equityholder Transaction Expenses” means, without duplication and to the extent not included in the calculation of Net Working Capital, Cash on Hand or Indebtedness, all (i) unpaid third party fees and expenses, including any fees expenses payable to counsel, accountants, investment bankers and consultants, payable by Company arising from, incurred in connection with or incident to this Agreement, the Merger and the transactions contemplated hereby, including the drafting, negotiation, execution and delivery of this Agreement and all of the other agreements and documents contemplated hereby, (ii) fifty percent (50%) of the fees charged by the Paying Agent pursuant to Section 1.5(a), and (iii) fifty percent (50%) of any Transfer Taxes; provided, for the avoidance of doubt, that Equityholder Transaction Expenses shall not include any severance, change of control or other similar payments, including accrued vacation and accrued bonuses and other similar compensation paid or payable in connection with the termination of any employee of the Company in connection with or as a result of the Merger and the transactions contemplated hereby.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute thereto and the rules and regulations of the SEC promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration.

“Fully Diluted Ownership Percentage” means the percentage determine by dividing (i) the number of Common Share Equivalents held by a Company Equityholder by (ii) the number of Common Share Equivalents held by all Company Equityholders immediately prior to the Effective Time, with such percentage being set forth next to each Company Equityholders’ name on Annex 2.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means:  (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, infectious, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Healthcare Laws” means, to the extent related to the conduct of a Person’s business as of the date hereof, Federal, state, and foreign Laws in jurisdictions where such Person operates relating to health care products and services, including (each as amended from time to time): the FDCA, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and the exclusion laws (42 U.S.C. § 1320a-7), the Affordable Care Act (Public Law 111-148), all regulations or guidance promulgated pursuant to such Laws, and any other federal, or state Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing or marketing of medical device products, or that is related to kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services.

“Indebtedness” means, with respect to any Person, without duplication:  (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (c) all obligations of such Person under capital leases; and (d) all obligations of the type referred to in clauses (a) through (c) of any Persons for the payment of which such Person is responsible or liable as obligor, guarantor or surety, including guarantees of such obligations (but solely to the extent of such responsibility or liability).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

“Material Adverse Effect” means, with respect to a party, any change, effect, event, occurrence or development, which individually or in the aggregate, with all other changes, effects, events and developments, that has or would reasonably expected to have a material adverse effect (a) on the ability of Company to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement; provided, that any effect on Company’s ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement, to the extent resulting from Parent’s or Merger Sub’s material breach or failure to consummate the Closing on or before the date for Closing set forth in Section 1.2 (assuming all conditions to such obligations have been satisfied or duly waived) for any reason shall not be considered a “Material Adverse Effect” under this subsection (a), or (b) upon the business, assets, liabilities, financial condition, or operating results of such party, except any adverse effect related to or resulting from (i) general business or economic conditions affecting the economy or the industry or markets in which such party operates; (ii) any natural disaster, or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) changes in GAAP or other similar accounting requirements in foreign countries which are not specific to the affected party, (v) changes in Laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vi) the taking of any action explicitly contemplated by this Agreement, the other agreements contemplated hereby or at the request of the affected party other party hereto or the announcement of this Agreement, or the other agreements contemplated hereby or the transactions contemplated hereby or thereby, (vii) the negotiation, execution, announcement or pendency of this Agreement or the transactions contemplated hereby or any communication by Parent or any of its Affiliates of its plans or intentions (including with respect to employees) with respect to any of the business of such party, including losses or threatened losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees, or others having relationships with such party, (viii) any adverse change in or effect on the business of such party that is cured by or on behalf of such party before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article 6, or (ix) any failure to meet internal projections relating to such party (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections may be taken into account in determining whether a Material Adverse Effect has occurred), but only in the case of (i), (ii) or (iii), to the extent such change or effect does not disproportionately affect such party relative to other industry participants.

“Minimum Share Consideration” means a number of shares equal to 5,660,000 of the Aggregate Merger Consideration payable to Company Equityholders (other than Optionholders with respect to their Options) who are Accredited Equityholders; provided, however, that in no event shall the total number of Parent Shares issued hereunder (including, without limitation, the Parent Share Consideration, any Parent Shares held in Escrow, and any Parent Shares issued in connection with any Earnout Payments) exceed 19.9% of the total Parent Shares outstanding as of the Effective Time.

“NASDAQ” means NASDAQ Global Market.

“Net Working Capital” means, as of the Closing Date, (i) the sum of the total current assets of Company (determined in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Audited Financial Statements), minus (ii) the sum of the total current liabilities of Company (determined in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Audited Financial Statements), except that (x) current assets shall exclude Cash on Hand and (y) current liabilities shall exclude all Indebtedness identified on the Indebtedness Pay-Off Schedule, Equityholder Transaction Expenses and any deferred revenue or other obligation or liability for which the Company and its Subsidiaries have no cash payment requirement subsequent to the Closing Date.

“Optionholder” means any holder of Options.

“Options” means options to subscribe for and purchase Company Common Stock, whether vested or not.

“Parent Disclosure Schedules” means the Parent Disclosure Schedules delivered by Parent to Company concurrently with the execution and delivery of this Agreement as modified by any Disclosure Updates.

“Parent Product” means any product that Parent has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by Parent.

“Parent Shares” means shares of common stock, par value $0.001 per share, of Parent.  All references to a number of Parent Shares shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares.

“Parent Trading Price at Signing” means $24.60 (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares).

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Tax Period” means any taxable period ending after the Closing Date.

“Pre-Closing Tax Liability” means all unpaid Taxes of Company for all taxable periods ending on or before the Closing Date and, for any Straddle Period, the Straddle Period Prorated Taxes for the portion of any such taxable period up to and including the Closing Date, reduced by any such Taxes accrued as a liability and reflected in Net Working Capital.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Preferred Per Share Merger Consideration” means (a) with respect to each share of Series A Preferred Stock, the Series A Liquidation Preference Amount plus the Common Per Share Merger Consideration, (b) with respect to each share of Series B Preferred Stock, the Series B Liquidation Preference Amount plus the Common Per Share Merger Consideration, (c) with respect to each share of Series C Preferred Stock, the Series C Liquidation Preference Amount plus the Common Per Share Merger Consideration, (d) with respect to each share of Series C-1 Preferred Stock, the Series C-1 Liquidation Preference Amount plus the Common Per Share Merger Consideration, (e) with respect to each share of Series D Preferred Stock, the Series D Liquidation Preference Amount plus the Common Per Share Merger Consideration, and (f) with respect to each share of Series D-1 Preferred Stock, the Series D-1 Liquidation Preference Amount plus the Common Per Share Merger Consideration.

“Preferred Stockholders” means collectively, the holders of Company Preferred Stock.

“Privacy Laws” shall mean any law related to the protection, privacy and security of sensitive personal information, including the Health Insurance Portability and Accountability Act (HIPAA) statute, amendments, and associated regulations; all state and local data privacy and security laws, including Chapters 93H and 93I of the Massachusetts General Laws, dealing with data security and the protection of personal information; the Sarbanes-Oxley corporate financials regulations; the information collection, reporting, and safeguarding requirements of the FDA regulations; Payment Card issuers (PCI) credit card data security standards, and all other similar federal, state and laws, rules, and regulations concerning the privacy and security of information.

“Private Insurance Programs” means private third party health care insurance program, including employer-funded health care programs.

“Products” means any product that Company has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by Company.

“Proportionate Share”  means with respect to any Preferred Stockholder or Warrant Holder, the ratio, determined as of the Closing Date, equal to (a) the value of the Aggregate Merger Consideration distributable to such Preferred Stockholder or Warrant Holder with respect to his, her or its Company Preferred Stock and Warrants, divided by (b) the aggregate value of the Aggregate Merger Consideration distributable to all Preferred Stockholders and Warrant Holders with respect to their Company Preferred Stock and Warrants, with such ratio being set forth next to each Preferred Stockholder’s or Warrant Holder’s name on Annex 2.

“Real Property” means the real property owned, leased or subleased by Company, together with all buildings, structures and facilities located thereon.

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture), including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Series A Dividend Amount” means, with respect to each share of Series A Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing Date in respect of such share of Series A Preferred Stock as determined pursuant to Article V, Section A5 of the Company Charter.

“Series A Liquidation Preference Amount” means, with respect to a share of Series A Preferred Stock, the sum of (i) the Series A Original Price (as defined in the Company Charter), plus (ii) the Series A Dividend Amount.

“Series A Preferred Stock” means Company’s Series A Preferred Stock, par value $0.00001 per share.

“Series B Dividend Amount” means, with respect to each share of Series A Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing

Date in respect of such share of Series B Preferred Stock as determined pursuant to Article V, Section A4 of the Company Charter.

“Series B Liquidation Preference Amount” means, with respect to a share of Series B Preferred Stock, the sum of (i) the Series B Original Price (as defined in the Company Charter), plus (ii) the Series B Dividend Amount.

“Series B Preferred Stock” means Company’s Series B Preferred Stock, par value $0.00001 per share.

“Series C Dividend Amount” means, with respect to each share of Series C Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing Date in respect of such share of Series C Preferred Stock as determined pursuant to Article V, Section A3 of the Company Charter.

“Series C Liquidation Preference Amount” means, with respect to a share of Series C Preferred Stock, the sum of (i) the Series C Original Price (as defined in the Company Charter), plus (ii) the Series C Dividend Amount.

“Series C Preferred Stock” means Company’s Series C Preferred Stock, par value $0.00001 per share.

“Series C-1 Dividend Amount” means, with respect to each share of Series C-1 Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing Date in respect of such share of Series C-1 Preferred Stock as determined pursuant to Article V, Section A2 of the Company Charter.

“Series C-1 Liquidation Preference Amount” means, with respect to a share of Series C-1 Preferred Stock, the sum of (i) the Series C-1 Original Price (as defined in the Company Charter), plus (ii) the Series C-1 Dividend Amount.

“Series C-1 Preferred Stock” means Company’s Series C-1 Preferred Stock, par value $0.00001 per share.

“Series D Dividend Amount” means, with respect to each share of Series D Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing Date in respect of such share of Series D Preferred Stock as determined pursuant to Article V, Section A1 of the Company Charter.

“Series D Liquidation Preference Amount” means, with respect to a share of Series D Preferred Stock, the sum of (i) the Series D Original Price (as defined in the Company Charter), plus (ii) the Series D Dividend Amount.

“Series D Preferred Stock” means Company’s Series D Preferred Stock, par value $0.00001 per share.

“Series D-1 Dividend Amount” means, with respect to each share of Series D-1 Preferred Stock, the aggregate cumulative and unpaid dividends which have accrued through the Closing

Date in respect of such share of Series D-1 Preferred Stock as determined pursuant to Article V, Section A1 of the Company Charter.

“Series D-1 Liquidation Preference Amount” means, with respect to a share of Series D-1 Preferred Stock, the sum of (i) the Series D-1 Original Price (as defined in the Company Charter), plus (ii) the Series D-1 Dividend Amount.

“Series D-1 Preferred Stock” means Company’s Series D-1 Preferred Stock, par value $0.00001 per share.

“Stockholder” means a holder of Company Stock immediately prior to the Effective Time.

“Straddle Period” means any Tax period that includes but does not end on the Closing Date.

“Straddle Period Prorated Taxes” as of the Closing Date means (a) for any income, payroll or other Taxes measured by net income or receipts, the liability for Taxes that would arise upon a deemed “closing of the books” on the Closing Date if the Closing Date is not otherwise the last day of a taxable period, (b) for North Carolina franchise Taxes paid or payable for the taxable period reportable on the Company’s C Corporation Tax Return 2014 (Form CD-405), the amount of such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days from January 1, 2015, through the Closing Date, and the denominator of which is 365; (c) for  any North Carolina franchise Taxes paid or payable for the periods reportable on the Company’s C Corporation Tax Return 2015 (Form CD-405) or on any subsequent periods’ Tax Returns, zero, in accordance with North Carolina Tax laws, and (d) for any other Taxes, including ad valorem Taxes or other Taxes determined with respect to a period of time, the portion of such Taxes that are accrued on the Closing Date based on the applicable number of days in the taxable period arising on or before the Closing Date as compared to the total taxable days in the applicable taxable period.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company, or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company, or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company, or other business entity.

“Tax” or “Taxes” means (a) any federal, provincial, territorial, state, municipal, school board, school, local or non-U.S. taxes, like charges, levies, like fees or assessments imposed by any Governmental Authority, including income, gross receipts, business, capital, capital gains, goods and services, provincial sales, registration, value added, escheat, excise (including medical device excise), severance, premium, windfall profit, customs, duties, land transfer, personal property, employment, payroll, license, employee, capital stock, franchise, profits, withholding, social security, unemployment, health, employment insurance, governmental pension plan premiums or contributions, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other similar tax, and (b) any interest, penalty or addition thereto whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes that is filed or required to be filed with a Governmental Authority responsible for Tax administration, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulations” means the final or temporary regulations promulgated under the Code, as such regulations may be amended from time to time.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrant Holder” means a holder of one or more Warrants.

“Warrants” means warrants issued by Company to purchase Company Stock.

Section 9.2       Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below

Term	Section
280G Approval	Section 2.2(f)
Accelerated Payment	Annex 1
Accounting Firm	Section 1.6(b)
Acquisition Proposal	Section 5.3(a)
Advisory Group	Section 8.1(c)
Affiliate Transaction	Section 3.32
Agreement	Preamble
Agreement Date	Preamble
Appraisal Demands	Section 1.8
Audited Financial Statements	Section 3.6
Balance Sheet	Section 3.6
Balance Sheet Date	Section 3.6
Basket	Section 7.2(b)(ii)
Benefit Plan	Section 3.20(a)
Blackout Notice	Section 1.7(e)
Cap	Section 7.2(b)(iii)
Certificate of Merger	Section 1.2
Change of Control Payment	Annex 1
Claiming Party	Section 7.5
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Board	Recitals
Company Fundamental Representations	Section 7.1
Company Intellectual Property	Section 3.12(a)
Company Licenses	Section 3.26(b)
Company’s Investment Bank	Section 3.33
Conflicts	Section 7.6(b)
Defending Party	Section 7.5
Disputed Items	Section 1.6(b)
Dissenting Shares	Section 1.8
Distribution Schedule	Section 1.5(d)
Earnout Accounting Firm	Annex 1
Earnout Objection Statement	Annex 1
Earnout Payments	Section 7.2(b)(iii)
Earnout Share Amount	Annex 1
Earnout Statement	Annex 1
Effective Time	Section 1.2
Effectiveness Period	Section 1.7(b)
Equityholder Indemnitees	Section 7.3
Equityholder Transaction Expenses Schedule	Section 1.5(a)
Escrow Account	Section 1.5(h)
Escrow Agent	Section 1.5(h)
Escrow Agreement	Section 1.5(h)
Escrow Amount	Section 1.5(h)
Escrow Cash	Section 1.5(h)
Escrow Distribution	Section 7.9
Escrow Release Date	Section 7.9
Escrow Shares	Section 1.5(h)
Estimated Net Working Capital	Section 1.5(a)

Term	Section
FCPA	Section 3.24
FDA Fraud Policy	Section 3.26(i)
Final Net Working Capital	Section 1.6(c)
Financial Statements	Section 3.6
Firm	Section 7.11
Government Grants	Section 3.28
Health Care Laws	Section 3.26 (a)
Health Care Professional	Section 3.29
Holder of Registrable Securities	Section 1.7(d)
Indebtedness Payoff Schedule	Section 1.5(a)
Initial Surviving Corporation	Section 1.1
Insurance Policies	Section 3.16
Intellectual Property	Section 3.12(a)
Intellectual Property Registrations	Section 3.12(b)
Interim Balance Sheet	Section 3.6
Interim Balance Sheet Date	Section 3.6
Interim Financial Statements	Section 3.6
Letters of Transmittal	Section 1.5(c)
Licensed Intellectual Property	Section 3.12(a)
Loss or Losses	Section 7.2(a)
Material Contracts	Section 3.9(a)
Material Customers	Section 3.15(a)
Material Suppliers	Section 3.15(b)
Merger	Recitals
Merger Sub	Preamble
Mergers	Recitals
Multiemployer Plan	Section 3.20(c)
Net Working Capital Statement	Section 1.6(a)
North Carolina Permit	Section 1.7(a)
Objections Statement	Section 1.6(b)
Parent	Preamble
Parent Balance Sheet	Section 4.8(d)
Parent Balance Sheet Date	Section 4.8(d)
Parent Financial Advisor	Section 4.7
Parent Financial Statements	Section 4.8(c)
Parent Indemnitees	Section 7.2(a)
Parent Licenses	Section 4.14(b)
Parent SEC Reports	Section 4.8(b)
Parent Share Consideration	Section 1.5(f)
Parent Trading Price at Signing	Section 1.5(f)
Paying Agent	Section 1.5(a)
Paying Agent Agreement	Section 1.5(a)
Pay-Off Letters	Section 2.2(h)(iv)
Permitted Encumbrances	Section 3.10(a)
Privacy Laws	Section 3.27
Private Insurance Programs	Section 3.26(g)
Prospectus	Section 1.7(a)
Qualified Benefit Plan	Section 3.20(c)
Registrable Securities	Section 1.7(a)
Registration Statement	Section 1.7(a)

Term	Section
Related Party	Section 3.32
Representative	Preamble
Representative Group	Section 8.1(c)
Representative Reserve	Section 1.5(i)
Required Stockholder Approval Reserve Distribution	Recitals Section 8.1(d)
Rule 144	Section 1.7(b)
Second Merger	Recitals
Second Merger Sub	Recitals
Seller Group	Section 7.11
Senior Preferred	Recitals
Series D Combined	Recitals
Surviving Company	Section 1.1(a)
Third Party Claim	Section 7.6(a)
Transfer Taxes	Section 7.8(c)
Union	Section 3.21

ARTICLE 10.

MISCELLANEOUS

Section 10.1       Press Releases and Communications. Prior to the Closing of the Mergers, Parent shall not, without having previously informed Company about the form, content and timing of any such announcement, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except as Parent reasonably believes may be required by (a) Law, (b) the SEC, (c) the Securities Act or the Exchange Act, or (d) any listing agreement with NASDAQ, the Financial Industry Regulatory Authority or any national securities exchange to which Parent is subject.  Nothing herein express or implied shall require Parent to consult with Company, the Representative or any other party following the Closing of the Mergers in connection with any such announcement, press release or public statement.  Company and the Representative shall not, without the prior written consent of Parent, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated; provided, however, that the foregoing will not restrict or prohibit Company from making any announcement to its employees, customers and other business relations with the prior approval of Parent, such approval not to be unreasonably withheld or delayed.

Section 10.2       Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.3       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand; (b) two (2) Business Days following deposit with a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document

(with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

If to Company:	nContact Surgical, Inc. 1001 Aviation Parkway, Suite 400 Morrisville, NC 27560 Facsimile: (919) 466-9811 E-mail: jbrumfield@ncontactinc.com Attention: Bruce J. Brumfield, Jr.
with a copy to:	Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 Facsimile: (919) 781-4865 E-mail: lrobbins@wyrick.com Attention: Larry E. Robbins
If to Representative:	WRYP Stockholder Services, LLC 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 Facsimile: (919) 781 4865 E-mail: tallen@wyrick.com Attention: Thomas Allen
with a copy to:	Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 Facsimile: (919) 781-4865 E-mail: lrobbins@wyrick.com Attention: Larry E. Robbins
If to Parent or Merger Sub:	AtriCure, Inc. 6217 Centre Park Drive West Chester, Ohio 45069 Facsimile: (513) 755-4567 E-mail: mcarrel@atricure.com Attention: President and Chief Executive Officer
with a copy to:

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio  45202

Facsimile: (513) 579-6457

E-mail: mreuter@kmklaw.com

Attention: F. Mark Reuter, Esq.

E-mail: rlesan@kmklaw.com

Attention: Robert C. Lesan, Esq.

Section 10.4       Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, references herein:  (x) to Articles, Sections, Company Disclosure Schedules, Parent Disclosure Schedules and Exhibits mean the Articles and Sections of, and Company Disclosure Schedules, Parent Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section 10.5       Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.6       Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.7       Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Escrow Agreement and the Lock Up and Liquidity Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.  In the event of any inconsistency between the statements in the body of this Agreement and those in the Escrow Agreement, the Exhibits, Company Disclosure Schedules (other than an exception expressly set forth as such in the Company Disclosure Schedules) Parent Disclosure Schedules (other than an exception expressly set forth as such in the Parent Disclosure Schedules), and other Schedules hereto, the statements in the body of this Agreement will control.

Section 10.8       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.  No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.9       No Third-party Beneficiaries. Except as provided in Article 7 or Section 5.10, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10       Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto; provided that after the Effective Time, Parent and the Representative may cause this Agreement to be amended by execution of an instrument in writing signed on behalf of Parent and the Representative.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.11       Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ESCROW AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE IN EACH CASE LOCATED IN THE CITY OF WILMINGTON, COUNTY OF NEW CASTLE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ESCROW AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS

AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(C).

Section 10.12       Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

nCONTACT SURGICAL, INC.

By:	/s/ Bruce J. Brumfield, Jr.
Name:	Bruce J. Brumfield, Jr.
Title:	Chief Executive Officer

PARENT:

ATRICURE, INC.

By:	/s/ Michael H. Carrel
Name:	Michael H. Carrel
Title:	President and Chief Executive Officer

MERGER SUB:

PORTAL MERGER SUB, INC.

By:	/s/ Michael H. Carrel
Name:	Michael H. Carrel
Title:	President and Chief Executive Officer

SECOND MERGER SUB:

SECOND PORTAL MERGER SUB, LLC

By:	/s/ Michael H. Carrel
Name:	Michael H. Carrel
Title:	President and Chief Executive Officer

REPRESENTATIVE:

WRYP STOCKHOLDER SERVICES, LLC,
solely in its capacity as the Representative

By:	/s/ Larry Robbins
Name:	Larry Robbins
Title:	Manager

ANNEX 1.

EARNOUT CALCULATION

A.        Certain Defined Terms.

“Bundled Product” means a Company Product and other products that are not such Company Product either (a) packaged together for sale or shipment as a single unit or (b) sold together.

“Commercially Reasonable Efforts” shall mean, for the purposes of this Annex 1, with respect to the efforts and resources to be expended, or considerations to be undertaken, by Parent such reasonable, good faith efforts and resources as a medical device company of a similar size and with similar revenues as Parent would normally use to accomplish a similar objective, activity or decision under similar circumstances, it being understood and agreed that with respect to the marketing, manufacture, seeking and obtaining regulatory approval, or commercialization of any product or product candidate, such efforts and resources shall be consistent with those efforts and resources commonly used by such a medical device company under similar circumstances for a similar product or product candidate owned by it, or to which it has similar rights, which product or product candidate is at a similar stage in its development or product life and is of similar market potential taking into account all relevant factors, including: (i) issues of efficacy, safety, and expected and actual approved instructions for use, (ii) the expected and actual competitiveness of alternative products sold by third parties in the marketplace, (iii) the expected and actual product performance, (iv) the expected and actual patent and other proprietary position of the product(s) or product candidate(s), (v) the likelihood and difficulty of obtaining regulatory approval given the regulatory structure involved, (vi) pending, actual or threatened legal proceedings with respect to the product(s) or product candidate(s), (vii) input from regulatory experts and any guidance or developments from the FDA or similar Governmental Authority affecting the data required in order to obtain 510(k) clearance or similar clearance from or approval by a Governmental Entity, (viii) compliance with Healthcare Laws, (ix) the expected and actual profitability and return on investment of the product(s) or product candidate(s) taking into consideration, among other factors (x) third party costs and expenses incurred in the development of such product, (y) royalty, milestone and other payments owed based on the commercialization of such product (but not taking into account any amounts owed under this Agreement), and (z) expected and actual pricing and reimbursement relating to the product(s) or product candidate(s).

“Company Revenue” means, for each Earnout Year, an amount equal to the aggregate Worldwide Net Sales of all Company Products reported by Parent Group during such Earnout Year.

“Company Product” means any product that Parent Group or any Licensee manufactures, distributes, markets or sells that (i) incorporates any portion of Company Intellectual Property or otherwise, if sold in the United States, would infringe a Valid Claim with respect to any Company Intellectual Property, or (ii) uses radio frequency cardiac tissue ablation delivered through medical therapies incorporating sub-xyphoid, trans-

diaphragmatic or trans-abdominal means of access to the posterior wall of the left atrium, including, but not limited to, Parent’s “Fusion X” product currently in development.

“Converge Pivotal IDE Trial” means the Company’s pivotal IDE FDA trial currently in progress.

“Divestiture” (and other correlative terms) shall mean any transaction in which any Company Product or any intellectual property or regulatory assets related to the same are divested or transferred by any means, directly or indirectly, including by way of merger, consolidation, asset acquisition or sale, license, sublicense, purchase, sale, assignment or other similar transfer;  provided, however, that a Divestiture shall not include (i) any transfer to a member of the Parent Group, or (ii) sales of any Company Product in the ordinary course of business of Parent or the Company.

“Earnout Period” means the period from the Effective Time until the Earnout Termination Date.

“Earnout Year” means each of the calendar years 2016, 2017, 2018 and 2019.

“IDE(s)” means an investigational device exemption application as defined in 21 C.F.R. Part 812 in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to any regulatory authority of any other country, to commence clinical testing of a medical device, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto

“Licensee” means, with respect to Parent Group, any licensee of a member of Parent Group, any sublicensee of any such licensee (ad infinitim), and any distributor of a member of Parent Group or any such licensee or sublicensee.

“Net Sales” means gross amounts invoiced, deemed invoiced or otherwise received for sales of Company Products by Parent Group and any Licensees, less the sum of the following, solely to the extent related to the sale of such Company Products: (1) sales, value added, use, excise, and similar taxes; (2) amounts allowed or credited on returns of Company Products; and (3) freight, shipping, handling, and insurance charges; (4) import or export duties, tariffs, or similar charges incurred with respect to the import or export of Company Products into or out of any country.  Such amounts shall be determined from the books and records of Parent Group maintained in accordance with such reasonable accounting principles as may be consistently applied by Parent Group.  Parent shall cause each Licensee to maintain all necessary books and records and to provide reports and otherwise grant access to such books and records to Parent and its Agents in order for Parent to satisfy its record maintenance and reporting obligations hereunder.  Company Products are considered “sold” when billed out or invoiced or, in the event such Company Products are not billed out or invoiced, Products are considered “deemed invoiced” when the consideration for sale of the Company Products is received or when the Product is shipped to any third party, with or without consideration.

“Parent Change of Control” means any one or more of the following events (whether in a single transaction or a series of related transactions): (i) the consummation of a merger or consolidation of Parent with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of Parent immediately prior to such merger, consolidation or other reorganization; (ii) the sale, transfer or other disposition of all or substantially all of the Parent Group’s assets; (iii) any transaction as a result of which any person or related group of persons becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Parent representing at least fifty percent (50%) of the total voting power represented by Parent’s then outstanding voting securities.

“Parent Group” means Parent and its direct and indirect Subsidiaries and Affiliates including, after the Effective Time, the Surviving Corporation.

“Parent Trading Price at Date of Accelerated Payment” means the mean of the daily volume weighted average prices of Parent Shares as reported on NASDAQ for the ten (10) trading days immediately prior to the earlier of (i) the date of closing of the Divestiture or Parent Change of Control or (ii) any public announcement relating to the Divestiture or Parent Change of Control (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares).

“Parent Trading Price at Date of Product Approval” means the mean of the daily volume weighted average prices of Parent Shares as reported on NASDAQ for the ten (10) trading days immediately prior to the earlier of (i) the date of issuance of the Product Approval or (ii) any public announcement by the Parent Group that such Product Approval is imminent or pending or expected (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares).

“Parent Trading Price at Delivery of Earnout Statement” means the mean of the daily volume weighted average prices of Parent Shares as reported on NASDAQ for the ten (10) trading days immediately prior to the earlier of (i) the date of Parent’s delivery of an Earnout Statement reflecting the amount of any Commercial Milestone Payment (as defined below), or (ii) any public announcement by the Parent Group that it owes any Commercial Milestone Payment (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares).

“Parent Trading Price at Trial Enrollment” means the mean of the daily volume weighted average prices of Parent Shares as reported on NASDAQ for the ten  (10) trading days immediately prior to the earlier of (i) the date of enrollment of the final patient in the Converge Pivotal IDE Trial or (ii) any public announcement by the Parent Group that it has enrolled or anticipates enrollment of the final patient in the Converge Pivotal IDE Trial (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Parent Shares).

“Per Unit Average Selling Price” means, with respect to an Company Product in a given Earnout Year, an amount equal to the greater of (1) the price per unit at which the Company sold such Company Product immediately preceding the Closing Date, and (2)

the quotient of (x) the total amount of annual Worldwide Net Sales of such Company Product, not including any such Company Products that are sold as a Bundled Product, divided by (y) the total number of units of such Company Products sold during such year, not including any such Company Products that are sold as a Bundled Product.

“PMA” means a Premarketing Approval application, as defined in 21 C.F.R. Part 814 in the United States (as it may be amended, supplemented or replaced from time to time) to commence commercial sale and marketing of a medical device for human use, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

“Product Approval” means approval of a PMA by the FDA for the EPi-Sense-AF Guided Coagulation System and/or any other Company Product with an indication for symptomatic persistent atrial fibrillation or a similar or related indication.

“Regulatory Milestone Payment” means the amount set forth in the table below based on the date of the Product Approval:

Issuance Date of Product Approval	Regulatory Milestone Payment
On or before January 31, 2020	$ 42,500,000.00
February 1, 2020 – February 29, 2020	$ 38,958,333.33
March 1, 2020 – March 31, 2020	$ 35,416,666.67
April 1, 2020 – April 30, 2020	$ 31,875,000.00
May 1, 2020 – May 31, 2020	$ 28,333,333.33
June 1, 2020 – June 30, 2020	$ 24,791,666.67
July 1, 2020 – July 31, 2020	$ 21,250,000.00
August 1, 2020 – August 31, 2020	$ 17,708,333.33
September 1, 2020 – September 30, 2020	$ 14,166,666.67
October 1, 2020 – October 31, 2020	$ 10,625,000.00
November 1, 2020 – November 30, 2020	$ 7,083,333.33
December 1, 2020 – December 31, 2020	$ 3,541,666.67

“Revenue Target” means the amount set forth in the table below for each applicable Earnout Year:

Earnout Year	2016	2017	2018	2019
Revenue Target	$ 14,000,000	$ 17,500,000	$ 21,875,000	$ 27,343,750

“Trial Enrollment Milestone Payment” means $7,500,000.

“Valid Claim” means a claim of any pending patent application or any issued, unexpired United States or granted foreign patent that has not been dedicated to the public, disclaimed, abandoned or held invalid or unenforceable by a court or other body of competent jurisdiction from which no further appeal can be taken, and that has not been explicitly disclaimed, or admitted in writing to be invalid or unenforceable or of a scope not covering a particular technology, product, services, process, or method through reissue, disclaimer or otherwise.

“Worldwide Net Sales” means Net Sales to third parties either directly or indirectly through one or more members of the Parent Group and any Licensees.  Whenever any Company Product is sold as part of a Bundled Product, the “Worldwide Net Sales” for such Company Product resulting from such sale of such Bundled Product shall be the product of (i) the number of units of such Bundled Product sold by one or more members of the Parent Group and any Licensees multiplied by (ii) the Per Unit Average Selling Price of such Company Product.

B.        Commercial Milestone

1.For each Earnout Year, if the Company Revenue for such Earnout Year exceeds the applicable Revenue Target for such Earnout Year (the “Commercial Milestone”), Parent shall pay the Company Equityholders an amount equal to (i) 1.5 multiplied by (ii) (A) the Company Revenue for such Earnout Year minus (B) the Revenue Target for such Earnout Year (each such payment a “Commercial Milestone Payment”).

2.Parent shall provide the Representative (1) within forty-five (45) days after the end of each calendar quarter, a written report indicating, on a product-by-product and country-by-country basis, Parent’s calculation of Company Revenue and each component of Company Revenue, and (2) as soon as reasonably practicable following the due date for Parent Group’s release of earnings for each Earnout Year, but no later than ten (10) Business Days after such release, Parent’s calculation of the applicable Commercial Milestone Payment, if any, and information and data reflecting and demonstrating the Company Revenue for such Earnout Year.  All such amounts shall be expressed in U.S. dollars, and such reports shall include the rates of exchange used to convert to U.S. dollars from the currency in which such sales were made or payments received.

3.On or before the tenth (10th) Business Day following the date on which the Representative accepts Parent’s calculation of the Commercial Milestone Payment (either by delivering written notice of acceptance to Parent or deemed acceptance under paragraph 4 below) or the Commercial Milestone Payment is finally determined under paragraph 4 below, Parent shall (i) pay to the Paying Agent or payroll provider (in the case of Optionholders with respect to their Options), who shall in turn pay to each Company Equityholder such Company Equityholder’s Fully Diluted Ownership Percentage of the cash portion of such Commercial Milestone Payment, by wire transfer of immediately available funds, and (ii) deliver to each Accredited Equityholder a number of Parent Shares (rounded up to the nearest share) equal to (A) such Company Equityholder’s Fully Diluted Ownership Percentage of the Parent Share portion of such Commercial Milestone Payment divided by (B) the Parent Trading Price at Delivery of Earnout Statement.

4.Parent shall, and shall cause its Parent Group to, keep complete, true and accurate books of account and records showing the derivation of the amounts of all Commercial Milestone Payments, including, without limitation, on a product-by-product and country-by-country basis, Parent’s calculation of Company Revenue and each component of Company Revenue.  Parent shall, and shall cause the Parent Group to, provide Representative and its Agents with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data and employees of Parent Group to the extent reasonably necessary to verify any Commercial Milestone Payment.  If the Representative has any objections to the statements described in Section E.2(2) above (each, an “Earnout Statement”), the Representative shall deliver to Parent a statement setting forth, in reasonable detail, its objections thereto (each, an “Earnout Objection Statement”).  If an Earnout Objection Statement is not delivered to Parent within thirty (30) days after delivery of an Earnout Statement, such Earnout Statement as prepared by Parent shall be deemed irrevocably accepted by the Representative on behalf of the Company Equityholders and be final, binding and non-appealable by the parties and the Company Equityholders.  The Representative and Parent shall negotiate in good faith to resolve the objections raised in any Earnout Objection Statement, but if they do not reach a final resolution within thirty (30) days after the delivery of an Earnout Objection Statement to Parent, any unresolved disputes shall be submitted to an independent national accounting firm mutually selected by Parent and the Representative (the “Earnout Accounting Firm”).  In the event any such dispute is submitted to the Earnout Accounting Firm, each party shall be permitted to submit a statement setting forth its calculation of the applicable Commercial Milestone Payment, together with such supporting documentation as it deems appropriate, to the Earnout Accounting Firm.  The Representative and Parent shall use their respective commercially reasonable efforts to cause the Earnout Accounting Firm to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Earnout Accounting Firm receives the applicable statements prepared by the Representative and Parent.  The calculation of any Commercial Milestone Payment as finally determined by the Earnout Accounting Firm (which such determination shall be made in a manner consistent with the terms of this Agreement and shall not, for any Commercial Milestone Payment, be less than the amount set forth in the applicable Earnout Statement nor exceed the amount set forth in the applicable Earnout Objection Statement) shall be final, binding and non-appealable among the parties.  Each party shall bear its own costs and expenses in connection with the resolution of such dispute by the Earnout Accounting Firm.  All costs and expenses of the Earnout Accounting Firm, if any, shall be paid by the parties proportionately based on the difference of each party’s calculation of the applicable Commercial Milestone Payment as compared to the final determination of the Earnout Accounting Firm.  For example, if Parent proposes a Commercial Milestone Payment of $100, the Representative proposes a Commercial Milestone Payment of $200, and the final determination of the Earnout Accounting Firm is $160, then 60% of the costs of the Earnout Accounting Firm’s review would be borne by Parent and 40% of such costs would be borne by the Representative (on behalf of the Company Equityholders).  Notwithstanding the foregoing, in the event that the Earnout Accounting Firm determines that the actual amount of any Commercial Milestone Payment exceeds Parent’s determination of such Commercial Milestone Payment by five percent (5%) or more, then Parent shall pay all costs and expenses of the Earnout Accounting Firm with respect to its resolution of the corresponding dispute.

C.        Trial Enrollment Milestone

1.Upon completion of patient enrollment of the Converge Pivotal IDE Trial by or on behalf of any member of Parent Group or any Licensee thereof (the “Trial Enrollment Milestone”), Parent shall pay the Company Equityholders the Trial Enrollment Milestone Payment.

2.On or before the thirtieth (30th) day following enrollment of the final patient in the Converge Pivotal IDE Trial, Parent shall (i) pay to the Paying Agent or payroll provider (in the case of Optionholders with respect to their Options), who shall in turn pay to each Company Equityholder such Company Equityholder’s Fully Diluted Ownership Percentage of the cash portion of such Trial Enrollment Milestone Payment, by wire transfer of immediately available funds, and (ii) deliver to each Accredited Equityholder a number of Parent Shares (rounded up to the nearest share) equal to (A) such Company Equityholder’s Fully Diluted Ownership Percentage of the Parent Share portion of such Trial Enrollment Milestone Payment divided by (B) the Parent Trading Price at Trial Enrollment.

D.        Regulatory Milestone

1.If any member of Parent Group or any Licensee thereof receives Product Approval on or before December 31, 2020 (the “Regulatory Milestone”), Parent shall pay the Company Equityholders the Regulatory Milestone Payment.

2.On or before the thirtieth (30th) day following the issuance of the Product Approval, Parent shall (i) pay to the Paying Agent or payroll provider (in the case of Optionholders with respect to their Options), who shall in turn pay to each Company Equityholder such Company Equityholder’s Fully Diluted Ownership Percentage of the cash portion of such Regulatory Milestone Payment, by wire transfer of immediately available funds, and (ii) deliver to each Accredited Equityholder a number of Parent Shares (rounded up to the nearest share) equal to (A) such Company Equityholder’s Fully Diluted Ownership Percentage of the Parent Share portion of such Regulatory Milestone Payment divided by (B) the Parent Trading Price at Date of Product Approval.

E.        Parent Reports

1.As soon as practicable following the end of each calendar year during the Earnout Period, but in any event within ninety (90) days thereof, Parent shall deliver to the Representative a report (a “Parent Report”) summarizing Parent Group’s activities with respect to Parent’s efforts to commercialize the Company Products and to conduct the Converge Pivotal IDE Trial during the prior calendar year, including, among other things, the following items:

(i)A general overview of Parent’s marketing and sales efforts related to the Company Products, including any material change to Parent’s organizational structure that has impacted or is reasonably likely to impact such efforts;

(ii)A summary of patient enrolled in the Converge Pivotal IDE Trial during such year;

(iii)Dollar amounts spent on marketing and other activities related to the Converge Pivotal IDE Trial, including for enrollment purposes;

(iv)Number of employees dedicated (directly or indirectly) to enrollment, conduct, completion and other activities relating to the Converge Pivotal

IDE Trial, including, for each such employee, the number of hours or percentage of his or her time dedicated to such activities;

(v)A summary of the material terms of each agreement with a third party engaged by Parent Group in connection with the Converge Pivotal IDE Trial;

(vi)A summary of any discussions with and submissions to the FDA relating to any Company Products and the Converge Pivotal IDE Trial; and

(vii)A summary of preliminary or final results from the Converge Pivotal IDE Trial, including, among other things, any adverse events and post-procedure results.

At any time during the thirty (30) day period following delivery of a Parent Report, either the Representative or Parent shall be entitled to request a confidential meeting (a “Review Meeting”) be held to review the Parent Report and Parent Group’s expenditures and activities during the year covered by such Parent Report.  Review Meetings may be held in person in Cincinnati, Ohio unless otherwise agreed, and such meetings will be scheduled and held within fifteen (15) days of the date that a request for a meeting is given, in writing, by any of such persons.  The Representative and other representatives of the Stockholders may attend any such Review Meeting, subject to their entry into of a confidentiality agreement in a form reasonably acceptable to Parent.

F.        Acceleration

1.Parent shall provide the Representative (a) at least thirty (30) days prior written notice of any proposed Divestiture or Parent Change of Control occurring on or before January 31, 2021 (the “Acceleration Notice”), including, without limitation, the execution by Parent of any definitive agreement, letter of intent or similar document contemplating such a Divestiture or Parent Change of Control and (b) prompt written notice upon closing or abandonment of any such Divestiture or Parent Change of Control.  Upon the later of (a) closing of such Divestiture or Parent Change of Control and (b) December 31, 2018 (such later date, the “Accelerated Payment Date”),  Parent (or its successor) shall make the Accelerated Payment (as defined below) to the Company Equityholders.  Notwithstanding the foregoing, Parent (or its successor) shall continue to make any payments owed pursuant to the Agreement, including, without limitation, this Annex 1;  provided, however,  that any such payments shall be reduced (but not below zero), in the aggregate and without duplication, in the order in which they are due and payable, by the amount of the Accelerated Payment actually paid to the Company Equityholders.  “Accelerated Payment” means an amount equal to the difference between (A) $25,000,000 minus (B) the total amount of Earnout Payments actually paid (in cash or Parent Shares and valued at the applicable price per Parent Share used by the parties to value such shares at the time of distribution of such shares to such Company Equityholders pursuant to this Agreement) to the Company Equityholders immediately prior to the Accelerated Payment Date.  Parent shall (i) pay to the Paying Agent or payroll provider (in the case of Optionholders with respect to their Options), who shall in turn pay to each

Company Equityholder such Company Equityholder’s Fully Diluted Ownership Percentage of the cash portion of such Accelerated Payment, by wire transfer of immediately available funds, and (ii) deliver to each Accredited Equityholder a number of Parent Shares (rounded up to the nearest share) equal to (A) such Accredited Equityholder’s Fully Diluted Ownership Percentage of the Parent Share portion of such Accelerated Payment divided by (B) the Parent Trading Price at Date of Accelerated Payment.

2.Parent shall, prior to closing of such Divestiture or Parent Change of Control, (a) make provision for the counterparty to such transaction to assume and succeed to the obligations of Parent set forth in this Agreement, including, without limitation, this Annex 1 and (b) prior to or simultaneously with the consummation of any such transaction, cause such counterparty to provide to the Representative an instrument of assumption in a reasonable form for the benefit of the Company Equityholders effecting the assumption and succession described in the foregoing clause (a), and proof satisfactory to the Representative of such counterparty’s financial capacity to assume Parent’s obligations set forth in this Annex 1; provided, that unless and until Parent provides the assurances set forth in the foregoing clause (b), Parent shall remain liable for the payment of Earnout Payments and the performance of every duty, covenant or other obligation of Parent under this Agreement.

G.        Miscellaneous.

1.All payments required pursuant to this Annex 1 shall be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Parent pursuant to this Agreement (in the case of Parent, in respect of the shares in the Surviving Company held by Parent as a result of the Mergers), unless otherwise required by applicable Law.

2.Parent shall, and shall cause its Affiliates to, (a)  operate the business of the Surviving Company in good faith with respect to achievement of the Commercial Milestone, the Regulatory Milestone and the Trial Enrollment Milestone,  and (b) use Commercially Reasonable Efforts to sell the Company Products and to achieve the Regulatory Milestone and the Trial Enrollment Milestone;  provided,  however, the obligation of Parent to use, or cause its Affiliates to use, such Commercially Reasonable Efforts shall not be deemed a guarantee or assurance of any kind that any Commercial Milestone Payment, Regulatory Milestone Payment or Trial Enrollment Milestone will be earned or paid.  Except as specifically provided in this paragraph, from and after the Effective Time, all decisions and efforts with respect to the operation or conduct of business of the Surviving Company shall be in Parent’s sole and absolute discretion without any express or implied warranty or covenant of any kind to any Stockholder or anyone else.  The parties acknowledge and agree that Parent and its Affiliates owe no fiduciary duty to the Company, the Surviving Company or the Stockholders with respect to any Commercial Milestone Payment, the Regulatory Milestone Payment or the Trial Enrollment Milestone Payment.

3.If Parent does not pay any sum or transfer, or cause the Paying Agent or payroll provider to pay or transfer, any Earnout Payments due to the Company Equityholders on or before the date for payment or transfer thereof as set forth in this Annex

1, simple interest shall thereafter accrue on such amount until the actual date of payment or transfer at the per annum rate of ten percent (10%) over the then-current prime rate of interest as published on that date in The Wall Street Journal or the maximum rate allowable by applicable Law, whichever is lower.

4.At any time following the day that is twelve (12) months after any Earnout Payment is due hereunder, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any earnings received with respect thereto) and any Parent Shares that had been made available to the Paying Agent with respect to such Earnout Payment and that have not been disbursed to Company Equityholders and thereafter such Company Equityholders shall be entitled to look only to Parent and the Surviving Company (subject to abandoned property, escheat or other similar Laws) and only as general creditors thereof with respect to the applicable portion of the Earnout Payment payable to them, without any interest thereon.

6229907.16